811-1629
Branch 22
40-53



Christopher O. Petersen
Counsel
American Express Financial Corporation
50606 AXP Financial Center
Minneapolis, MN 55474
Phone: 612.671.4321
Fax: 612.671.3767
E-mail: christopher.o.petersen@aexp.com

AXP DIMENSIONS SERIES INC

American Express Financial Corporation
50607 AXP Financial Center
Minneapolis, MN 55474

January 20, 2005



05045058



SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH. D.C. 213 SECTION

VIA EXPRESS MAIL

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *American Express Financial Advisors, Inc. and American Express Financial Corporation, Inc., as affiliated persons of the American Express Funds listed on Exhibit A, attached hereto ("AXP Funds")*

Dear Sir or Madam,

On behalf of American Express Financial Corporation, Inc., investment adviser, and American Express Financial Advisors, Inc., distributor/underwriter, for the AXP Funds listed on Exhibit A attached hereto, please find enclosed a copy of the following motion and memorandum in support of the defendants' motion to dismiss, and plaintiffs' memorandum in response to defendants' motion to dismiss, which is being filed with the Securities and Exchange Commission pursuant to Section 33 of the Investment Company Act of 1940:

> *Gallus, et al. v. American Express Financial Corporation and American Express Financial Advisors, Inc., CV '04 1197 PHX FJM, United States District Court, District of Arizona (originally filed June 9, 2004).*

Please direct any questions or comments relating to the enclosed materials to Karen Wilson at (612) 671-3602.

#196844 v02

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Respectfully submitted,



Christopher O. Petersen

Enclosures

cc: John Junek, Esq. (w/o encl.)
Teresa Rasmussen, Esq. (w/o encl.)
Les Ogg, Esq. (w/o encl.)
Colleen Curran, Esq. (w/o encl.)
Karen E. Wilson, Esq. (w/o encl.)
John Donovan, Esq. (w/o encl.)

Exhibit A

Fund	Registrant	Registrant 40 Act File #
AXP New Dimensions Fund	AXP Dimensions Series, Inc.	811-1629
AXP Strategy Aggressive Fund	AXP Strategy Series, Inc.	811-3956
AXP Mutual	AXP Investment Series, Inc.	811-54
AXP Precious Metals Fund	AXP Selected Series, Inc.	811-4132
AXP Equity Select Fund	AXP Equity Series, Inc.	811-772
AXP Small Cap Advantage Fund	AXP Strategy Series, Inc.	811-3956
AXP Partners Small Cap Value Fund	AXP Partners Series, Inc.	811-10321
AXP Mid Cap Value Fund	AXP Investment Series, Inc.	811-54
AXP Small Company Index Fund	AXP Market Advantage Series, Inc.	811-5897
AXP High Yield Bond Fund	AXP High Yield Income Series, Inc.	811-3848
AXP Managed Allocation Fund	AXP Managed Series, Inc.	811-4133
AXP Blue Chip Advantage Fund	AXP Market Advantage Series, Inc.	811-5897

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MINNESOTA

JOHN GALLUS, D. ELAINE GALLUS, INA BLOOM, ALEXANDRIA IONE FALLER (A/K/A ALEXANDRIA IONE GRIFFIN), for use and benefit of AXP NEW DIMENSIONS FUND, AXP MUTUAL FUND, AXP PRECIOUS METALS FUND, AXP EQUITY SELECT FUND, AXP SMALL CAP ADVANTAGE FUND, AXP PARTNERS SMALL CAP VALUE FUND, AXP MID CAP VALUE FUND, AXP SMALL COMPANY INDEX FUND, AXP HIGH YIELD BOND FUND, AXP MANAGED ALLOCATION FUND, and AXP BLUE CHIP ADVANTAGE FUND, Plaintiffs, v. AMERICAN EXPRESS FINANCIAL CORPORATION, and AMERICAN EXPRESS FINANCIAL ADVISORS INC., Defendants.	File Number: 04-cv-4498 (DWF/JSM) **DEFENDANTS' MOTION TO DISMISS**

Defendants American Express Financial Corporation ("AEFC") and American Express Financial Advisers Inc. ("AEFA") (collectively, the "American Express Defendants") hereby move for entry of an order dismissing this action for failure to state a claim pursuant to Fed. R. Civ. P. 12(b)(6). As set forth more fully in the memorandum of law to be submitted 45 days prior to the February 4, 2005 hearing, the American Express Defendants respectfully submit that this action should be dismissed because although the plaintiffs purport to bring this action pursuant to Sections 12(b) and 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. §§ 80a-12(b), 80a-35(b), the plaintiffs fail to allege facts that, if true, would support a cognizable claim under this section. In the alternative, the American Express Defendants move for an order dismissing Count II in its entirety and Count III in part, dismissing Count IV, and striking the plaintiffs' prayer for relief that the advisory and distribution agreements be declared *void ab initio.*

WHEREFORE, the American Express Defendants respectfully request that this Court enter an order dismissing this action in its entirety, or, in the alternative, dismissing Count II, part of Count III, and Count IV of the Complaint and striking the prayer for relief seeking an order declaring the advisory and distribution agreements *void ab initio.*

Dated: November 15, 2004

FAEGRE & BENSON LLP

s/Robert L. Schnell; Jr.
Robert L. Schnell, Jr., # 97329
rschnell@faegre.com
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901
(612) 766-7000

John D. Donovan, Jr.
jdonovan@ropesgray.com
Robert A. Skinner
rskinner@ropesgray.com
Chanel R. Dalal
cdalal@ropesgray.com
ROPES & GRAY, LLP
One International Place
Boston, MA 02110
(617) 951-7000

Attorneys for AMERICAN EXPRESS FINANCIAL CORPORATION and AMERICAN EXPRESS FINANCIAL ADVISORS, INC.

M2:20670916.01

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MINNESOTA

JOHN GALLUS, D. ELAINE GALLUS, INA BLOOM, ALEXANDRIA IONE FALLER (A/K/A ALEXANDRIA IONE GRIFFIN), for use and benefit of AXP NEW DIMENSIONS FUND, AXP MUTUAL FUND, AXP PRECIOUS METALS FUND, AXP EQUITY SELECT FUND, AXP SMALL CAP ADVANTAGE FUND, AXP PARTNERS SMALL CAP VALUE FUND, AXP MID CAP VALUE FUND, AXP SMALL COMPANY INDEX FUND, AXP HIGH YIELD BOND FUND, AXP MANAGED ALLOCATION FUND, and AXP BLUE CHIP ADVANTAGE FUND Plaintiffs, v. AMERICAN EXPRESS FINANCIAL CORPORATION, and AMERICAN EXPRESS FINANCIAL ADVISORS INC. Defendants.	Civil Action No. 0:04-cv-4498 Honorable Donovan W. Frank Magistrate Judge Janie S. Mayeron

MEMORANDUM IN SUPPORT OF DEFENDANTS' MOTION TO DISMISS

Robert L. Schnell, Jr. #97329
FAEGRE & BENSON LLP
90 South Seventh Street
Minneapolis, MN 55402
612-766-7225

John D. Donovan, Jr.
Robert A. Skinner
Chanel R. Dalal
ROPES & GRAY LLP
One International Place
Boston, MA 02110
617-951-7000

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

CASES

STATUTES

RULES & REGULATIONS

MISCELLANEOUS



Pursuant to Fed. R. Civ. P. 12(b)(6), the American Express Defendants[1] submit this memorandum in support of their motion to dismiss the claims against them.

PRELIMINARY STATEMENT

This is an action under Sections 12(b) and 36(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. §§ 80a-12(b), 80a-35(b), to recover allegedly "excessive" fees paid to a mutual fund investment adviser and distributor.[2] Plaintiffs, shareholders in eleven American Express mutual funds (the "American Express Funds"), contend that the fees those funds paid to AEFC and AEFA, their adviser and distributor, respectively, are too high, the "excess" portion should be returned to the funds, and the advisory and distribution contracts should be rescinded.

The well-developed jurisprudence under Section 36(b) establishes a rubric for examining "excess" investment advisory and distribution fee claims. The seminal case of *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982), erects six "factors" to aid analysis of the ultimate issue a Section 36(b) case poses: whether facts specific to the funds in question show that a defendant's fees are so disproportionately large that they bear no reasonable relationship to the services rendered such that they could not have been the product of arm's-length bargaining. But *Gartenberg's analytical* rubric is not a *pleading* standard. It is not enough simply to invoke the framework's "factors" and assert they are not met. Factually empty *conclusions* about *Gartenberg's* "factors" do not substitute for fund-specific *facts* upon which to

[1] The "American Express Defendants" are American Express Financial Corporation ("AEFC") and American Express Financial Advisors Inc. ("AEFA").

[2] As a matter of industry practice and as recognized as a matter of law, the management and operations of a mutual fund are externalized and contractually delegated to its investment "adviser." Since the enactment of the ICA and the Investment Advisers Act of 1940, the Supreme Court and lower courts have appreciated the legal separation of a mutual fund and its adviser, and have acknowledged this distinction as a principal purpose of the 1940 Acts, which protect fund investors by maintaining a fund's independence from its adviser. *See Burks v. Lasker*, 441 U.S. 471, 480-87 (1979); ICA, 15 U.S.C. §§ 80a-10(a)-(b), 80a-15(a)-(c). The contractual "distributor" of a fund's shares – its primary underwriter – solicits retail securities brokers to sell shares to individual investors or

draw the required inference of disproportionality between fees and services, or the essential conclusion that the contracts could not have been fairly bargained.

But that is all the plaintiffs' Complaint supplies. The pleading summons up the *Gartenberg* "factors" and advances the conclusion that they are not met. But it conspicuously omits any factual allegation upon which to measure disproportionality, whether under the *Gartenberg* "factors" or otherwise. The Complaint is silent about the value of the services that the American Express Defendants provide to the American Express Funds, and it never mentions the relationship between those services and the fees the funds pay to the defendants for them.

Instead, the Complaint grounds its conclusion of "excessive" fees on a critique of the size of fees charged generally in the mutual fund industry. But broad assertions about *competitors* of the American Express Defendants and the American Express Funds say nothing about the relationship between defendants and the funds, just as they say nothing about the value of the services rendered for these specific funds by this specific adviser and distributor. These bare allegations do not satisfy Section 36(b)'s pleading standards. *See* Fed. R. Civ. P. 8(a) (complaint must make "showing that the pleader is entitled to relief").

Plaintiffs' last count – which asserts a claim about the distribution fees under Section 12(b) of the ICA – fails as well. The claim is redundant. It merely repeats the allegation that the distribution fees are too high, and invokes Section 12(b) rather than Section 36(b). But there is no private right of action under Section 12 of the ICA. Any "excess" portion of the distribution fees is recoverable – if at all – only under the statutory provision that specifically authorizes shareholders to pursue fee claims against a distributor on behalf of a fund.

Accordingly, the Complaint should be dismissed in its entirety.

---

sells them directly to investors itself. Thus, a mutual fund – owned by public investors – conducts all its operations through external agents; here, those agents are under common corporate ownership.

BACKGROUND

The Parties and the Funds

Plaintiffs John and Elaine Gallus of Tomball, Texas, Ina Bloom, of Sun City, Arizona, and Alexandria Ione Faller of Phoenix, Arizona, allege that they own an unspecified number of shares of eleven mutual funds in a family of funds known as the American Express Funds. The Texas plaintiffs allege that they both are shareholders in eight funds: the AXP Precious Metals Fund, Equity Select Fund, New Dimensions Fund, Small Cap Advantage Fund, Partners Small Cap Value Fund, Mid Cap Value Fund, Small Company Index Fund, and High Yield Bond Fund. Elaine Gallus adds that she also owns shares of the AXP Managed Allocation Fund and Blue Chip Advantage Fund. The Arizona plaintiffs each claim to own a single fund: Ms. Bloom is an AXP New Dimensions Fund shareholder and Ms. Faller is an AXP Mutual Fund shareholder.

Defendants AEFC and AEFA serve as adviser and distributor, respectively, of the American Express Funds, and are based in Minneapolis, Minnesota. Defendants provide services to the funds pursuant to agreements approved by each fund's board of directors.

Under these agreements, the funds pay certain fees for the services the defendants provide. Each fund pays a management fee, based on a percentage of the fund's net assets, in respect of the advisory and administrative services performed by the investment manager.[3] Compl. ¶ 6. The percentage management fee declines as the fund size increases. *See* Funds' Statements of Additional Information ("SAIs"), Exs. C (SAI at 33); D (SAI at 32); E (SAI at 32); F (SAI at 33); G (SAI at 34); H (SAI at 33); I (SAI at 41); J (SAI at 33); K (SAI at 32); L (SAI at 32); M (SAI at 33).[4] The fee compensates AEFC for its services as investment adviser to the

[3] The term "management fees" is used to represent "advisory fees" throughout this memorandum.

[4] In addition to the facts alleged in the Complaint, defendants rely on the Growth Trust Investment Management Services Agreement (on behalf of, *inter alia*, the AXP New Dimensions Fund) (Dec. 1, 2002), the

funds, including all of its services in researching and executing transactions in the funds' portfolios. In addition, the fee covers expenses beyond "pure" investment advisory expenses, including taxes, brokerage commissions and non-advisory expenses, such as custodian fees; audit and certain legal fees; fidelity bond premiums; share registration fees; office expenses; consultants' fees; board member compensation; corporate filing fees; organizational expenses; expenses related to lending securities; and other expenses approved by the fund's board. *See* Exs. A, Part III; C (SAI at 33); D (SAI at 32); E (SAI at 32); F (SAI at 33); G (SAI at 34); H (SAI at 33); I (SAI at 43); J (SAI at 33); K (SAI at 32); L (SAI at 32); M (SAI at 33). According to the Complaint, the funds' management fees range from 0.36% to 0.91%. *See* Compl. ¶ 9.

Each fund also pays a distribution fee, based on a percentage of the fund's net assets, in respect of the costs of marketing and distributing fund shares. *See* Compl. ¶¶ 20, 24. The distribution fee covers sales commissions; business, employee and financial advisor expenses charged to distribution; overhead allocated to the sale of shares; and costs of providing personal services to shareholders. *See* Exs. C (SAI at 35); D (SAI at 34); E (SAI at 33); F (SAI at 35); G

AXP New Dimensions Fund Distribution Agreement (Mar. 9, 2000), and the funds' 2004 SAIs and recent Prospectuses or Annual Reports filed with the SEC (AXP New Dimensions SAI & Prospectus (Sept. 29, 2004); AXP Managed Allocation Fund SAI & Prospectus (Nov. 28, 2003, updated Aug. 2, 2004); AXP Small Company Index Fund SAI & Prospectus (Mar. 31, 2004, updated Aug. 2, 2004); AXP High Yield Bond Fund SAI & Prospectus (Jul. 30, 2004, updated Aug. 2, 2004); AXP Precious Metals Fund SAI & Prospectus (May 28, 2004, updated Aug. 2, 2004); AXP Small Cap Advantage Fund SAI & Prospectus (May 28, 2004, updated Aug. 2, 2004); AXP Partners Small Cap Value Fund SAI & Prospectus (Jul. 30, 2004, updated Aug. 2, 2004); AXP Equity Select Fund SAI & Prospectus (Jan. 29, 2004, updated Aug. 2, 2004); AXP Mutual Fund SAI & Prospectus (Nov. 28, 2003, updated Aug. 2, 2004); AXP Mid Cap Value Fund SAI & Prospectus (Nov. 28, 2003, updated Aug. 2, 2004); AXP Blue Chip Advantage Fund SAI (Mar. 31, 2004) & 2004 Annual Report), which are attached to the Declaration of Robert A. Skinner, dated December 21, 2004 ("Skinner Decl."), as Exhibits A, B, C, D, E, F, G, H, I, J, K, L, and M, respectively. In considering a motion to dismiss for failure to state a claim, the initial pleading is deemed to include any exhibits attached to it. *See Morton v. Becker,* 793 F.2d 185, 187 (8th Cir. 1986). The district court is also entitled to consider documents central to the plaintiffs' claims, even if the documents are not themselves attached to the initial pleading. *See Parnes v. Gateway 2000, Inc.*, 122 F.3d 539, 546 n.9 (8th Cir. 1997). This is especially true when the central documents – like those here – are publicly filed. *See Florida State Bd. of Admin. v. Green Tree Fin. Corp.*, 270 F.3d 645, 663 (8th Cir. 2001) (considering executives' stock transactions on a motion to dismiss since they appear in required public filings with the SEC); *I. Meyer Pincus & Assocs., P.C. v. Oppenheimer & Co.*, 936 F.2d 759, 762 (2d Cir. 1991) (declining "to close our eyes to the contents of the prospectus and to create a rule permitting a plaintiff to evade a properly argued motion to dismiss simply because plaintiff has chosen not to attach the prospectus to the complaint or to incorporate it by reference").

(SAI at 36); H (SAI at 35); I (SAI at 52); J (SAI at 35); K (SAI at 34); L (SAI at 34); M (SAI at 35). Recent SAIs for the funds disclose that each fund pays a distribution fee of 0.25% for its Class A shares. *See* Exs. C (SAI at 35); D (SAI at 34); E (SAI at 33); F (SAI at 34); G (SAI at 36); H (SAI at 35); I (SAI at 52); J (SAI at 35); K (SAI at 34); L (SAI at 34); M (SAI at 35).[5]

According to the Complaint, the assets of the American Express family of funds have grown dramatically since its founding in 1940. *See* Compl. ¶ 15. But the Complaint is silent on the reasons for that growth – be it due to new sales, additional funds, new products, or fund performance. It also is silent on the types of management services provided over this period.

The Derivative Claims

Plaintiffs purport to bring claims on behalf of the funds pursuant to Sections 12(b) and 36(b) of the ICA (15 U.S.C. §§ 80a-12(b) and 80a-35(b)), alleging that the fees charged under the funds' advisory and distribution agreements are excessive. Counts I and II challenge the advisory fee under Section 36(b), respectively alleging that the fee is "excessive" and that AEFC earned "excess profits" from economies of scale. Counts III and IV challenge the distribution fee, respectively under Section 36(b) as "excessive," and under Section 12(b) as "unlawful."[6] Beyond those legal theories, however, the pleading's factual allegations to support the conclusions of "excessiveness" are thin. While it alleges that fees in the industry as a whole are too high, it contains no facts specific to the funds at issue that show that the fees the *American Express Defendants* charge the *American Express Funds* are excessive or unlawful.

[5] The Complaint alleges that the New Dimensions Fund pays a distribution fee of 0.36%, but the source of this figure is unclear. The figure above refers to the distribution fees listed in the 2004 SAIs (Exs. C-M) for Class A shares – the class of shares referenced elsewhere in the Complaint, *see* Compl. ¶ 52. For consistency's sake, and since Class A is uniformly the largest class of shares, this Memorandum focuses on fees for this class in each fund.

[6] These claims were previously asserted in *Nelson v. AIM Advisors, Inc.*, Civ. No. 01-282-MJR (S.D. Ill.) (attached as Ex. N to Skinner Decl.), by the same plaintiffs' counsel against the same defendants, among others. After the *Nelson* court ordered the claims against the American Express Defendants transferred to the District of Minnesota, the *Nelson* plaintiffs voluntarily dismissed their case. Two years later, plaintiffs filed this suit.

The Procedural History

Plaintiffs initially filed this lawsuit in the District of Arizona, but the parties stipulated to a transfer of the case to this District, where defendants are headquartered and where they manage the mutual funds at issue. As the court held in *Nelson v. AIM Advisors, Inc.*, it is "clearly more convenient" for claims against the American Express Defendants to be heard here. 2002 WL 442189, at *5 (S.D. Ill. Mar. 8, 2002). The case was filed in this Court on October 14, 2004.

ARGUMENT

I. COUNT I FAILS BECAUSE THE COMPLAINT DOES NOT ALLEGE FACTS SPECIFIC TO THE DEFENDANTS AND THE AMERICAN EXPRESS FUNDS THAT MEET THE PLEADING STANDARD FOR A CLAIM OF EXCESSIVE FEES UNDER SECTION 36(b) OF THE ICA.

A. The Pleading Standard For Section 36(b) Actions

Section 36(b) of the ICA imposes a statutory fiduciary duty on mutual fund investment advisers in connection with their receipt of fees from the funds they manage: "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services . . . paid by such registered investment company." 15 U.S.C. § 80a-35(b). The statute further provides the funds' shareholders a right to bring a derivative action against the adviser, on behalf of the funds, for alleged breaches of that fiduciary duty in connection with the receipt of compensation. *See id.*[7]

Section 36(b)'s jurisprudence is well developed. As the Complaint identifies, the seminal case on Section 36(b) is *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923 (2d Cir. 1982). *See* Compl. ¶ 39. *Gartenberg* and its progeny apply this test to assess liability under

[7] In pertinent part, Section 36(b) provides:

> An action may be brought under this subsection . . . by a security holder of such registered investment company on behalf of such company, against such investment adviser . . . for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company . . . to such investment adviser or person.

the ICA: "To be guilty of a violation of § 36(b), . . . the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg*, 694 F.2d at 928.

While *Gartenberg* sets disproportionality between fees paid and the value of services rendered as the touchstone for liability under Section 36(b), it does not articulate a pleading standard for Section 36(b) complaints. Rather, *Gartenberg* supplies a rubric for analyzing ostensible disproportionality. The court described six "factors" that could be considered in determining whether a fee is so large that it bears no reasonable relationship to the services rendered, including: (i) the nature and quality of the services provided by the adviser to the shareholders; (ii) the profitability of the mutual fund to the adviser; (iii) fall-out benefits; (iv) economies of scale realized by the adviser; (v) comparative fee structures with similar funds; and (vi) the independence and conscientiousness of the independent trustees. *Gartenberg*, 694 F.2d at 928-931. But these *Gartenberg* factors are not a pleading standard for purposes of Fed. R. Civ. P. 8(a) and 12(b)(6); they are an analytical tool for examining and testing well-pled facts. *Millenco L.P. v. Mevc Draper Fisher Jurvetson Fund I, Inc.*, No. CIV. 02-142-JJF, 2002 WL 31051604, *3 n.3 (D. Del. Aug. 21, 2002) ("the *Gartenberg* decision does not set a pleading standard, but rather is helpful only after the complete evidentiary record has been established"). Thus, the mere invocation of the *Gartenberg* factors cannot substitute for the required factual allegations comparing specific fees for specific services, because the mere invocation of *Gartenberg* omits the factual predicate supporting the required inference of disproportionality and the evidence essential to infer an absence of good faith bargaining. *Yampolsky v. Morgan Stanley Inv. Advisers, Inc.*, 2004 WL 1065533, *1-2 (S.D.N.Y. May 12, 2004) (dismissing Section 36(b) claims where plaintiffs "crafted their complaints" to track the *Gartenberg* factors).

Simply put, the decisional law recognizes that, when it comes to pleading under Rule 8(a), disproportionality or the absence of arm's-length bargaining cannot exist in a vacuum. To make out a cognizable claim under Section 36(b), then, a plaintiff must allege facts *specific* to AEFC and the American Express Funds that establish that the advisory fees are so large that the link between AEFC's fees and its services to the funds is broken.[8] Indeed, the disproportionality between fees and services must be so great that it compels the inference that the contractual arrangement *"could not"* have been the product of arm's-length bargaining. That inference also depends upon fund- or adviser-specific facts. *See Millenco,* 2002 WL 31051604 *at* *3; *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 327 (4th Cir. 2001) ("[A] plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive."); *Krantz v. Prudential Invs. Fund Mgmt. LLC*, 305 F.3d 140, 143 (3rd Cir. 2002) (dismissing under Rule 12(b)(6) where plaintiff "failed to allege any facts indicating that the fees received were disproportionate to the services rendered"); *Yampolsky,* 2004 WL 1065533 at *2 (dismissing two similar complaints based on Section 36(b) that lack "any factual allegations as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants").[9]

---

[8] Plaintiffs allege "excessive fee" claims against both AEFC – for the management fees – and AEFA – for the distribution fees. Part I of this Memorandum addresses the claim regarding management fees; Parts II and III, building on Part I, address the claim regarding distribution fees.

[9] That the ICA jurisprudence requires plaintiffs to allege facts "indicating that the fees received were disproportionate to services rendered," *Krantz*, 305 F.3d at 143, in no way runs afoul of the Supreme Court's recent notice-pleading case, *Swierkiewicz v. Sorema, N.A.*, 534 U.S. 506 (2002). *Swierkiewicz* merely held that in an employment discrimination case, Fed. R. Civ. P. 8(a)'s "notice pleading" standard did not oblige a plaintiff to plead the *proof* that would establish each element of a prima facie case under the *McDonnell Douglas* burden-shifting regime. But that case does not change the requirement of the pleading rules – i.e., Rule 8(a)'s "short and plain statement" amounting to a "*showing* that the pleader is *entitled to relief*." Fed. R. Civ. P. 8(a) (emphases added). ICA cases well recognize the parameters of Rule 8(a), and simply reiterate the well-settled principle that – even under Rule 8(a) – more detail is required than a "bald statement by plaintiff that he has a valid claim of some type against defendant." *See, e.g., Migdal*, 248 F.3d at 326, quoting 5A Charles A. Wright & Arthur R. Miller, Fed. Practice & Proc. § 1357 at 318 (2d ed. 1990). This continues to be the standard under which pleadings are measured. *See Mattes v. ABC Plastics, Inc.*, 323 F.3d 695, 698 (8th Cir. 2003) ("well-pleaded facts, not legal theories or conclusions, determine adequacy of complaint") (quotation omitted).

B. Allegations Regarding The Industry As A Whole Are Insufficient to Establish Disproportionality Between Fees Charged and Services Rendered by *This* Adviser

The Complaint in this action cannot satisfy this pleading standard, as it alleges virtually nothing about either (i) the services that AEFC provided to the American Express Funds or (ii) the relationship between the value of services and the fees paid to AEFC for them. Without such facts, the plaintiffs cannot hope to establish the disproportionality between fees and services that is the touchstone of a Section 36(b) claim.

Indeed, most of the Complaint's factual allegations do not relate specifically to AEFC and the American Express Funds at all. Instead, the pleading advances a broad critique of fees charged in the mutual fund industry as a whole. *See* Compl. ¶¶ 18, 26, 48, 49, 50, 51, 54, 55, 66, & *passim*. But generalized allegations about the mutual fund industry's practices – untied as they are to any alleged conduct of *this* adviser defendant – cannot form the foundation for a claim against AEFC. *See Yampolsky*, 2004 WL 1065533 at *2 (dismissing Section 36(b) complaints that "rely heavily on generalities about deficiencies in the securities industry, and statements made by industry critics and insiders").

First, while the Complaint contains broad critiques of the industry and its fees, it is *silent* as to how AEFC's fees compare with the industry's. Without these specific allegations about AEFC, there is no basis to conclude that, whatever infirmities ostensibly plague the mutual fund industry as a whole, those same problems actually infect AEFC and the American Express Funds. If *some* investment advisers have generated economies of scale they have not passed on to their funds, or have derived "fall-out" benefits from advising multiple funds, that does not tend to establish that anything similar has occurred at AEFC. Mere *participation* in the industry proves nothing about AEFC's *conduct* as an industry participant. Therefore, the Complaint's references to the industry's fees are meaningless to this case.

Second, even if the Complaint's repeated references to industry practices is meant to suggest that AEFC's fees behaved *consistently* with industry norms, such an assumed conclusion does not advance plaintiffs' excessiveness claim under Section 36(b). It does just the opposite. If in fact AEFC charges fees for services rendered that are the same as what other investment advisers charge for similar services, that compels the conclusion that its fees are proportionate to what the funds could otherwise obtain from an AEFC competitor. By definition, fees that are the same as industry norms are not "disproportionately" large compared to the value of services rendered. *See Yampolsky*, 2004 WL 1065533 at *2; *Migdal*, 248 F.3d at 327 (dismissing a 36(b) claim that compared the funds' performance to three other funds but failed to "address the particular services offered by the defendants in this case").

Third, despite the Complaint's attempt to *imply* that AEFC's fees match the industry's, it is telling that the Complaint contains no outright allegations to this effect. The absence of these allegations suggests that plaintiffs *chose* not to make any specific fee comparisons, and further suggests the lack of substance to their claims. And in fact, had plaintiffs alleged facts about how AEFC's fees compare with the industry's, they would have had to reveal that defendants' fees are typically *less* than the average fees charged by the industry. For example, the Complaint alleges that the AXP Equity Select Fund pays a management fee of 0.60%. *See* Compl. ¶ 9. According to Lipper – widely regarded as the preeminent expert in fund analysis – the average management fee for similarly sized Mid-Cap Growth Funds – Equity Select's type of fund – is 0.87%, which is well above AEFC's rate. *See* www.lipperweb.com. Similarly, the Complaint alleges that the expense ratio – which represents the total fees paid by a fund, including management *and* distribution fees – for the AXP New Dimensions Fund's Class A shares is 1.08%. Compl. ¶ 52. However, one of plaintiffs' own exhibits actually reports that the industry's average expense ratio in 1998 was 1.57%. *See* Compl. Ex. 1 n.48. The industry average is thus higher than all of the American Express Funds' recent Class A expense ratios, which range from 0.91% to 1.55%. *See* Exs. C (Prospectus at 7); D (Prospectus at 10); E (Prospectus at 7); F (Prospectus at 7); G (Prospectus at 9); H (Prospectus at 7); I (Prospectus at 9); J (Prospectus at 7); K (Prospectus at 9); L (Prospectus at 5); M (Annual Report at 21).

At root, the Complaint's allegations about industry-wide behavior betray a subjective view about investment advisers and their fees. It is evident that plaintiffs view the industry's fees as too large. But such subjective opinions self-evidently are not based upon the objective facts essential to a claim about AEFC and the American Express Funds. And it is objective information – warranting an inference of disproportionality or bad faith bargaining in connection with AEFC's fees to the funds – that is the essential ingredient of a Section 36(b) claim.

C. The Complaint's Few Allegations Specific To AEFC Are Insufficient To Raise an Inference of "Disproportionality"

The few facts alleged in the Complaint that do relate directly to AEFC and the American Express Funds do not come close to satisfying the pleading standard for a 36(b) action, as they allege nothing about the services provided or the relationship between the value of those services and the fees paid by the funds. The sum total of the Complaint's factual allegations specific to the fees charged by AEFC is the following: the allegation that the amount of the fee for the AXP New Dimensions Fund as a percentage of assets was slightly higher in 2003 (0.61%) than in 1999 (0.52%), even though the fund's asset base had increased. *See* Compl. ¶ 23.

But an alleged increase over time in the *absolute* size of the fee as a percentage of the fund assets under management tells us nothing about whether those fees were out of proportion to the services being compensated. There is nothing in the Complaint about how the fees grew during 1999-2003 *relative* to the quantity and nature of the services being provided during that period. Disproportion between fees and services can only be established with factual allegations regarding both sides of the equation, and the Complaint is notably silent about how the services provided in 2003 compared to those provided in 1999 (*e.g.*, what types of securities were being managed, the resources and expertise required to manage them, and the ancillary trading and execution services provided to the funds). Even plaintiffs' exhibit reveals the possibility that industry services have changed. *See* Compl. Ex. 3 at 6 (GAO research showing that "[i]ndustry officials reported that some costs of operating mutual funds have been increasing, in part, because funds have been expanding the level of services they provide to investors").

Plaintiffs assert that an increase in fee size as a percentage of assets by itself shows that AEFC is not passing along supposed economies of scale that arise as funds grow. Plaintiffs ignore, however, the fee schedules AEFC actually charges the American Express Funds. Among other things, the schedules recognize the possibility of economies of scale by including "break points" at which the percentage fee *decreases* as fund assets *increase*.[10] The Complaint neither acknowledges this fact nor alleges why these diminishing schedules do not adequately account for the alleged economies of scale when viewed in relation to the services provided. Even plaintiffs' exhibits describe the use of break points as "[o]ne piece of evidence for the existence of economies in portfolio management." Compl. Ex. 1 n.59; Compl. Ex. 2 at 22 & n.107.

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[10] *See* Ex. A, Part II. As the 2004 SAIs show, the management fee for: (1) the AXP New Dimensions fund is set at reducing percentages from 0.6% to 0.48% annually; (2) the AXP Management Allocation Fund is set at reducing percentages from 0.53% to 0.4% annually; (3) the AXP Small Company Index Fund is set at reducing percentages from 0.38% to 0.34% annually; (4) the AXP High Yield Bond Fund is set at reducing percentages from 0.59% to 0.465% annually; (5) the AXP Precious Metals Fund is set at reducing percentages from 0.8% to 0.675% annually; (6) the AXP Small Cap Advantage Fund is set at reducing percentages from 0.74% to 0.615% annually; (7) the AXP Partners Small Cap Value Fund is set at reducing percentages from 0.97% to 0.87% annually; (8) the AXP Equity Select Fund is set at reducing percentages from 0.60% to 0.48% annually; (9) the AXP Mutual Fund is set at reducing percentages from 0.53% to 0.43% annually; (10) the AXP Mid Cap Value Fund is set at reducing percentages from 0.70% to 0.58% annually; and (11) the AXP Blue Chip Advantage Fund is set at reducing percentages from 0.54% to 0.35% annually. *See* Exs. C (SAI at 33); D (SAI at 32); E (SAI at 32); F (SAI at 33); G (SAI at 34); H (SAI at 33); I (SAI at 41); J (SAI at 33); K (SAI at 32); L (SAI at 32); M (SAI at 33).

The allegation that AEFC charges institutional clients less for services is also irrelevant. *See* Compl. ¶ 43. Plaintiffs do not allege that the services AEFC provides to institutional clients are the same services AEFC provides as an investment adviser to the American Express Funds, nor can they. Indeed, fund documents show that AEFC's adviser role involves general business management services extending beyond pure investment management. *See, e.g.*, Ex. A. With no basis to allege that services to institutional clients match the breadth of services provided to the funds, the proffered comparison of advisory fees is an apples-to-oranges comparison and legally irrelevant. *See Strougo v. BEA Assocs.*, 188 F. Supp. 2d. 273, 384 (S.D.N.Y. 2002) ("relevant comparison must be to other mutual funds, not to non-mutual fund institutional clients").

D. Pleading Legal Conclusions Or Legal Standards Is Insufficient

Short on facts about AEFC, plaintiffs fill the Complaint with legal conclusions posing as facts. It is well settled that in analyzing the sufficiency of a complaint, the Court should ignore "legal conclusions, unsupported conclusions, unwarranted inferences and sweeping legal conclusions cast in the form of factual allegations." *Wiles v. Capital Indem. Corp.*, 280 F.3d 868, 870 (8th Cir. 2002); *Penn v. Iowa State Bd. of Regents*, 999 F.2d 305, 307 (8th Cir. 1993) ("the Court must dissect the Complaint, eliminate mere rhetoric, legal conclusions and unsupported factual conclusions"); *Westcott v. City of Omaha*, 901 F.2d 1486, 1488 (8th Cir. 1990) ("we do not . . . blindly accept the legal conclusions drawn by the pleader from the facts").

1. Conclusory Allegations of Excessiveness or Disproportionality Are Insufficient

The Section 36(b) case law is clear that the conclusory "facts" stated by the plaintiffs are inadequate to support a claim for liability. *See, e.g.*, *Migdal*, 248 F.3d at 327; *Krantz*, 305 F.3d at 143 (finding Rule 12(b)(6) proper where plaintiff "failed to allege any facts indicating that the fees received were disproportionate to the services rendered"); *Yampolsky*, 2004 WL 1065533 at

*2 (dismissing two similar Section 36(b) complaints that lack "any factual allegations as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants."). Accordingly, plaintiffs' general averments of excessive fees are insufficient.

2. Recitation Of The *Gartenberg* "Factors" Is Insufficient

Much of the Complaint is devoted to a recitation of six "factors" that *Gartenberg* said could be considered in determining whether a fee is so disproportionately large that it bears no reasonable relationship to the services rendered. But the mere invocation of the *Gartenberg* factors is legally insufficient to state a claim under Section 36(b). *See Yampolsky*, 2004 WL 165533 at *1-2 (dismissing Section 36(b) claim where the plaintiffs "crafted their complaints" to track the *Gartenberg* factors). The *Gartenberg* factors are not a pleading standard; they are an analytical framework for analyzing well-pled facts. *See Millenco*, 2002 WL 31051604, at *3 n.3.

Here, the Complaint's architecture is predicated upon *Gartenberg*. The pleading recites the *Gartenberg* factors and advances a series of assumptions, all asserted upon "information and belief," regarding how AEFC *must* have acted if the document's pre-ordained conclusion of disproportionality is to be accepted. For example, under the heading "The Nature and Quality of the Services Provided to the Funds," the plaintiffs allege "[o]n information and belief . . . the nature of the services Defendants rendered to the Funds has remained unchanged despite dramatic growth in the assets of the Funds." Compl. ¶ 42.[11] The plaintiffs do not identify any basis – much less the required reasonable basis – for their "information and belief." Rather, they *assume* the services have remained unchanged because that assumption is consistent with the pleading's pre-ordained conclusion. But that logic is suspiciously circular.

[11] Allegations made "[o]n information and belief" tracking the *Gartenberg* factors are popular Section 36(b) pleading tactics. In fact, each "information and belief" allegation above appears verbatim in the complaint in *Jones v. Harris Assocs.*, No. 04-4184-CV-C-NKL (W.D. Mo.) (attached as Ex. O to Skinner Decl.). *Compare* Compl. ¶ 42 *with Jones* Compl. ¶ 25; Compl. ¶ 46 *with Jones* Compl. ¶ 28; Compl. ¶ 67 *with Jones* Compl. ¶ 49.

Similarly, under the heading "The Profitability of the Fund to the Adviser/Manager" the Complaint states "upon information and belief, Defendants' reporting of their revenues and costs is intended to, and does obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations." Compl. ¶ 46. But that is the meretricious posing as the meritorious. The Complaint does not say how or why revenues and costs are misreported; it supplies no basis for the defamatory allegation of "intention[al] . . . obfuscat[ion]." It does not deign to describe any "inaccura[cy]" in AEFC's accounting practices, and it does not set forth the details of any cost allocations that would deem them unreasonable, much less arbitrary. Nor does it allege any facts regarding how AEFC allegedly misstated its profits. The absence of factual underpinning to these unsubstantiated charges unmasks them as hollow attempts to shoehorn a conclusion into a *Gartenberg* factor, rather than *facts* upon which to use *Gartenberg's* "factors" to test the reasonableness of the funds' compensation to AEFC.

The plaintiffs repeat the same ploy with other *Gartenberg* "factors." Regarding the "Fallout Benefits" factor, plaintiffs allege "on information and belief" that AEFC has received "fall-out" benefits and then describe four categories of common "fall out" benefits, which they conclusorily allege AEFC received: "soft dollars,"[12] "kickbacks," benefits from securities lending arrangements, and the ability to sell investment advisory services paid by the American Express Funds at virtually no additional cost. Compl. ¶¶ 58-61. But the pleading conspicuously omits any details about "soft dollar" arrangements between AEFC and any third party, much less

[12] The term "soft dollars" "refers to the practice whereby a discretionary money manager uses brokerage commissions from client transactions to pay for research or brokerage services, in addition to basic execution services." Thomas P. Lemke & Gerald T. Lins, *Soft Dollars & Other Brokerage Arrangements* at v (2003). The use of soft dollars is widespread. *Id.* at § 1-14. The research obtained by such "soft dollar" arrangements is often used to benefit the mutual fund and is protected under the 1934 Act by a statutory "safe harbor." 15 U.S.C. § 78bb(e).

the background or circumstances of any "kickbacks." As with "intention[al] . . . obfuscat[ion]" of reported revenues and costs, one would imagine that if the plaintiffs truly had a good faith basis to accuse AEFC of "kickbacks" or "improper accounting," the plaintiffs would not merely advance the conclusion under the veil of "information and belief," but would paint the factual bases for these allegations in neon colors. Their failure even to hint at the "information" that supports their "belief" speaks volumes about the Complaint's effort to invoke the *Gartenberg* factors, and suggests instead that these allegations are hip-shooting of the worst sort. The Complaint fails miserably to do anything other than invoke the "factors" emptily – without facts that would justify using them as analytical tools to scrutinize AEFC's fees to the funds.

Plaintiffs' allegations about the American Express Funds' trustees who negotiated the advisory agreement with AEFC are equally devoid of factual underpinning. Notwithstanding the statutory definition of "disinterested" and the ICA's presumption that disinterested directors are in fact disinterested, plaintiffs broadly allege "on information and belief" that "[a]s part of their scheme to receive excessive fees, Defendants did not keep the directors fully informed regarding all material facts and aspects of their fees and other compensation, and the directors failed to insist upon adequate information." Compl. ¶ 67. Plaintiffs do not plead any basis for the assertions that AEFC misled the board and that the board was not conscientious in its duties. The Complaint does not say what the directors did not know or failed to ask. The "aspects" of the fees about which the directors remained ignorant are not illuminated. In short, the pleading's "facts" are the other end of plaintiffs' circular hypothesis that the fees were disproportionate.

For each *Gartenberg* factor, the analysis is identical. Plaintiffs begin with the allegation that the fees are disproportional and then allege "on information and belief" a conclusory claim consistent with their assumption. That kind of bootstrapping is insufficient as a matter of law.

E. <u>These Pleading Tactics Have Been Used Before, and Failed</u>

Numerous complaints almost identical to plaintiffs have been filed in the recent past. Several have already been dismissed by the courts.[13] Others have been voluntarily dismissed.[14] And others are currently at the motion to dismiss stage of pleading.[15]

Yampolsky is particularly instructive. In that case, the court consolidated two cases – *Yampolsky* and *Amron* – filed against Morgan Stanley. On consideration of a motion to dismiss, the court noted that both complaints "rel[ied] heavily on generalities about deficiencies in the securities industry, and statements made by industry critics and insiders." 2004 WL 1065533, at *2. Just as in the instant complaint, the *Yampolsky* plaintiffs quoted Jack Bogle, founder of the Vanguard Group, on his critique of fund directors. Compl. ¶ 66; *Yampolsky* Compl. ¶ 33 (attached as Ex. P to Skinner Decl.); *Amron* Compl. ¶ 32 (attached as Ex. Q to Skinner Decl.). Both plaintiffs' and the *Yampolsky* complaints similarly quoted Arthur Levitt, former Chairman of the SEC, on his concerns over fund fees. Compl. ¶ 18; *Yampolsky* Compl. ¶ 21; *Amron* Compl. ¶ 20. And both plaintiffs' and the *Amron* complaints quoted investor Warren Buffet's questioning of fund directors' independence. Compl. ¶ 66; *Amron* Compl. ¶ 35.

In addition, the *Yampolsky* complaints' factual allegations were conclusory – "rel[ying] principally on the assertions that the fund underperformed as compared to the S&P 500 Index, had an unfavorable expense ratio, and that the trustees were poor 'watchdogs.' " 2004 WL 1065533, at *2. But *Yampolsky*'s factual allegations were actually more fulsome and specific to the relevant parties than the ones here. While plaintiffs complain that the AXP New Dimensions

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[13] *See, e.g.*, *Krantz*, 305 F.3d at 140; *Migdal*, 248 F.3d at 321; *Yampolsky*, 2004 WL 1065533; *Amron v. Morgan Stanley Investment Advisers*, 2004 WL 1065533, No. 03-5896 (S.D.N.Y.) (consolidated with *Yampolsky*).

[14] *See, e.g.*, *Nelson v. AIM Advisors, Inc.*, Civ. No. 01-282-MJR (S.D. Ill.) (Ex. N).

[15] *See, e.g.*, *Jones v. Harris Assocs.*, No. 04-4184-CV-C-NKL (W.D. Mo) (Ex. O).

Fund's fees have recently grown, and that New Dimensions shareholders must have failed to benefit from economies of scale, *see* Compl. ¶ 52, *nowhere* does the Complaint allege how the funds' fees compare to those of comparable funds, nor how the funds have performed.

The *Yampolsky* court found the complaints' allegations to be insufficient. It held that the complaints merely "track[ed] the *Gartenberg* factors," and failed "in sum or substance, [to] indicate how or why the fees 'are so disproportionately large that [they] bear[ ] no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." 2004 WL 1065533, at *2. The court continued:

> For example, conspicuously absent from either of the complaints are any factual allegations as to the *actual* fee negotiations or management and distribution services rendered by *these* defendants. Instead, the complaints rely on speculation, inference and generalized observations about the securities industry from public figures such as Warren Buffet . . . .
>
> Thus, speculative, conclusory allegations of 36(b) violations [are] insufficient to survive a motion to dismiss under Rule 12(b)(6) . . . .

Id. (citations omitted). For these same reasons, plaintiffs' 36(b) claims should be dismissed here.

II. COUNTS III AND IV FAIL BECAUSE THE COMPLAINT ALSO DOES NOT ALLEGE FACTS SPECIFIC TO DEFENDANTS AND THE FUNDS TO MEET THE PLEADING STANDARD FOR A CLAIM OF EXCESSIVE DISTRIBUTION FEES UNDER SECTIONS 12(b) AND 36(b) OF THE ICA.

Assuming that a Section 12(b) right of action exists – which it does not, as shown below – plaintiffs' claims of excessive *distribution fees* under Sections 36(b) *and* 12(b) should fail.[16] As with their management fee claims, to prove that fund distribution fees are excessive, plaintiffs must plead facts showing that the fee "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Gartenberg*, 694 F.2d at 928. *See Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d

[16] Section 12(b) allows funds to pay distribution fees with fund assets, as long as such costs are borne pursuant to board-approved "distribution plans." 15 U.S.C. § 80a-12(b); 17 C.F.R. § 270.12b-1.

861, 866 (2d Cir. 1990) (applying *Gartenberg* to 12b-1 fees); Payment of Asset-Based Sales Loads by Registered Open-End Management Investment Companies, SEC Release No. IC-16431 (June 13, 1988) (same), *available at* 1988 WL 1000015, at *14 n.60. They have not done so.

The allegations that defendants: (1) violated Section 36(b) by "failing to pass along economies-of-scale benefits from the distribution fees, and . . . continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs," in violation of their fiduciary duty to the funds, Compl. ¶ 80; and (2) violated Section 12(b) and Rule 12b-1 by "accepting excessive or inappropriate compensation" in violation of their duty, Compl. ¶ 85, are "merely . . . conclusion[s] of fact. [They do] not indicate in any way that the fees are disproportionately large, that they bear no relationship to the services rendered or that they could not have been the product of arm's-length bargaining." *Wexler v. Equitable Capital Mgmt. Corp.*, 1994 WL 48807, at *4 (S.D.N.Y. Feb. 17, 1994). *See also Wiles*, 280 F.3d at 870 ("we are 'free to ignore legal conclusions, unsupported conclusions, unwarranted inferences and sweeping legal conclusions cast in the form of factual allegations' "). Noticeably absent is a discussion of the core *Gartenberg* standard: how the *actual* distribution services provided to the American Express Funds clash with the *actual* distribution fees charged. Thus, where "the level of generality remains too high and (more importantly) . . . the allegations do not remotely touch on the issue of what, if any, relation exists between the disputed fees on the one hand, and the services provided in consideration for their payment, on the other hand," the allegations fail to state a claim. *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 2000 WL 350400, at *3 (D. Md. 2000).

The allegations regarding excessive distribution fees – like those pertaining to excessive management fees – are not only insufficient because they fail to provide any specific facts about the relationship between the defendants and the funds. Just as with the challenge to management fees, plaintiffs' assertion of the *Gartenberg* factors as factual allegations are ineffective to plead a viable cause of action about the distribution fees.[17] Plaintiffs' allegations that industry critics have questioned whether fund shareholders as a whole benefit from the imposition of distribution fees, *see* Compl. ¶ 26, say nothing about how the American Express Funds' shareholders have been affected by *these* funds' distribution plans.

Other deficiencies in plaintiffs' distribution fee allegations deserve attention. *First*, plaintiffs allege that defendants have engaged in illegal "directed brokerage" arrangements. *See* Compl. ¶¶ 45, 86. Plaintiffs' assertion – again containing no specific facts showing that the American Express Funds have engaged in such a practice – is apparently based on a recent SEC analysis of industry-wide directed brokerage arrangements. *See* Final Rule, SEC Release No. IC-26591, 2004 WL 1969665 (Sept. 2, 2004). But the SEC rule prohibiting such arrangements did not take effect until December 13, 2004, *see id.*, signifying that plaintiffs' allegations about earlier periods are irrelevant. *See, e.g., Disabled Am. Veterans v. Gober*, 234 F.3d 682, 690 (Fed. Cir. 2000) ("A petitioner cannot be affected by a rule or regulation until, at the very least, that rule or regulation has gone into effect."). But more important, the Complaint does not illustrate how a directed brokerage arrangement could logically influence the reasonableness of the distribution fee. Absent facts about a directed brokerage agreement that affected the value of distribution services AEFA rendered to the funds, the existence *vel non* of arrangements between AEFA and any broker is simply irrelevant to the "excessiveness" calculus under Section 36(b).

Second, plaintiffs assert that Rule 12b-1 requires that economies of scale be reached, *see* Compl. ¶ 53, but neither the statute nor the rules contain that requirement. *See* 15 U.S.C. § 80a-

[17] Without any factual bases, plaintiffs assert that: (1) services have not changed, Compl. ¶ 42; (2) the funds are "enormous[ly]" profitable, while admitting they know nothing about profit, *id.* ¶¶ 46-47; (3) economies of scale have not been passed on to plaintiffs, *id.* ¶ 53; (4) fall-out benefits – reading like a generic glossary – possibly are being gained by defendants, *id.* ¶¶ 57-62; and (5) directors had no data to assess distribution plans, *id.* ¶ 67.

35; 17 C.F.R. § 270.12b-1. And despite plaintiffs' claim that the institution of distribution fees necessarily should have reduced management fees, *see* Compl. ¶ 84, no direct relationship exists between the two. In fact, Rule 12b-1 plans are beneficial to shareholders for many other reasons, like "help[ing] management maintain a significant degree of portfolio diversification, obtain[ing] better and lower cost portfolio execution services, and attract[ing] reports and recommendations about securities transactions from Wall Street professionals." Amy Goodman, Investment Company Regulation Deskbook § 7.4(2) (1998). *See Krinsk v. Fund Asset Mgmt.*, 715 F. Supp. 472, 501 (S.D.N.Y. 1988) ("Plaintiff . . . asserts that use of 12b-1 payments to encourage better shareholder service and to maintain Fund size violates Rule 12b-1. The Court disagrees.").

Third, while plaintiffs disparage an increase in the New Dimensions Fund's distribution fees, *see* Compl. ¶ 23, none of the funds' distribution fees are excessive relative to industry standards. Pursuant to statutory authority, the National Association of Securities Dealers ("NASD") has established maximum fees for its members to charge investors. *See* 15 U.S.C. § 80a-22(b). The NASD's Conduct Rule 2830 prohibits "excessive" distribution fees (or "asset-based sales charges") – defined as fees that exceed 0.75% per year of a fund's net assets. NASD Conduct Rule 2830(d)(2)(E)(i). The SEC has approved the NASD's distribution fee limit, agreeing that the Rule has "carrie[d] out the NASD's congressional mandate to prevent excessive sales charges on mutual funds shares." *See* SEC Release No. 30897, at *7 (July 7, 1992).[18]

In every fund named here, the distribution fee for Class A shares is 0.25% of the fund's assets, *see* Exs. C (SAI at 35); D (SAI at 34); E (SAI at 33); F (SAI at 34); G (SAI at 36); H (SAI

[18] The SEC is required to review and approve the NASD's rules, *see* 15 U.S.C. §§ 78o-3, 78s(b)-(c); accordingly, courts have regularly affirmed the NASD's legitimacy. *See Sorrell v. SEC*, 679 F.2d 1323, 1325 (9th Cir. 1982); *Todd & Co. v. SEC*, 557 F.2d 1008, 1012-13 (3d Cir. 1977). In fact, when the SEC approved Conduct Rule 2830, it noted that "[t]he ability of the NASD, through its rules, to regulate comprehensively mutual fund fees received by members" and "to adopt rules that ensure overall reasonableness of sales fees received by its members" is fully consistent with its statutory mandate under the ICA. SEC Release No. 30897, at *7 (July 7, 1992).

at 35); I (SAI at 52); J (SAI at 35); K (SAI at 34); L (SAI at 34); M (SAI at 35) – much less than the maximum 0.75% distribution fee permitted by the NASD and the SEC. Accordingly, these fees cannot be deemed excessive – especially given plaintiffs' paucity of allegations articulating excessiveness. *Cf.* Rest. (3d) of Torts: Liability for Physical Harm § 16, Tentative Draft No. 1 (2001) (in negligence action, compliance with the law is "evidence of non-negligence").

In short, plaintiffs' lack of factual allegations fails to state a claim for excessive distribution fees under Sections 36(b) or 12(b).

III. COUNT IV FAILS BECAUSE THERE IS NO PRIVATE RIGHT OF ACTION UNDER SECTION 12(b) OF THE ICA

Plaintiffs' Section 12(b) claim fails for an independent reason: no express or implied private right of action exists under that section of the ICA. While it is undisputed that Section 36(b) expressly grants a shareholder a private right to sue an adviser that breaches his fiduciary duty, Section 12(b), by contrast, makes *no* mention of a private right to enforce its terms.[19]

As the Supreme Court has held, where Congress has expressly created a private right of action in other sections of the same statute, "it is highly improbable that Congress absentmindedly forgot to mention an intended private action." *Transamerica Mtg. Advisors, Inc. v. Lewis*, 444 U.S. 11, 20 (1979). This especially holds true for the ICA, in which "Congress expressly authorized private suits for damages in prescribed circumstances . . . . Obviously, then, when Congress wished to provide a private damages remedy, it knew how to do so and did so expressly." *Id.* at 20-21. And while private rights of action may be *implied*, plaintiffs cannot

[19] Rather, the section begins with the phrase "[i]t shall be unlawful . . . ." 15 U.S.C. § 80a-12(b). As the court observed in *Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429 (2d Cir. 2002), analyzing an identical statutory phrase to determine whether Sections 26(f) and 27(i) of the ICA contain private rights of action, this language "only describes actions . . . that are prohibited; it does not mention investors such as plaintiffs." *Id.* at 433. The court continued: " 'Statutes that focus on the person regulated rather than the individuals protected create no implication of an intent to confer rights on a particular class of persons.' " *Id.* (quotations and internal punctuation omitted).

point to any evidence of congressional intent to create such a right.[20] *Frison v. Zebro*, 339 F.3d 994, 999 (8th Cir. 2003) (if congressional intent to establish a remedy cannot be inferred from statutory text, structure, or other source, "the essential predicate for implication of a private remedy simply does not exist") (quoting *Thompson v. Thompson,* 484 U.S. 174, 179 (1988)).

It is no surprise then that in the ICA's sixty-four-year existence, no court has found an implied right of action in Section 12(b). Rather, Section 36(b) has been deemed the *sole* private remedy in the ICA for plaintiffs recovering fees received in breach of an adviser's or distributor's fiduciary duty. *See Gartenberg v. Fund Asset Mgmt., Inc.*, 528 F. Supp. 1038, 1067 (S.D.N.Y. 1981), *aff'd* 694 F.2d 923 (2d Cir. 1982) ("no private remedies other than Section 36(b) seeking restitution of advisory fees shall be [maintained because] Section 36(b) affords the complete remedy indicated by Congress"); *Krinsk v. Fund Asset Mgmt., Inc.*, 654 F. Supp. 1227, 1234 (S.D.N.Y. 1987), *aff'd* 875 F.2d 404 (2d Cir. 1989) (Section 12(b) claims must be brought under 36(b) since "§ 36(b)'s fiduciary duty standard is explicitly referenced in Rule 12b-1").[21]

Accordingly, even if the Court were to imply a right of action under Section 12(b), plaintiffs' claim – which simply reasserts their Section 36(b) claim as a 12(b) one – should be dismissed. The Complaint's Section 12(b) count alleges that the funds' distribution plans violate

[20] In fact, all evidence suggests the contrary. In the original 1940 Act – the version in which Section 12(b) was enacted – the statute contained no express private rights of action. *See* ICA, ch. 686, § 12, 54 Stat. 789, 809 (1940). Instead, it provided for enforcement of all ICA provisions, including Section 12, *by the SEC* through investigations and civil injunctive suits. *See id.* § 42, 54 Stat. at 842; *see also Olmsted*, 283 F.3d at 433; *meVC Draper Fisher Jurvetson Fund I, Inc. v. Millenium Partners L.P.*, 260 F. Supp. 2d at 616, 622 (S.D.N.Y. 2003) (applying Section 42 to Section 12). This "express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others." *Olmsted*, 283 F.3d at 433 (quotation omitted). Moreover, when Congress later amended the Act to add a private right of action for certain breaches of fiduciary duty, it did so in Section 36(b) – not 12(b). *See* ICA, Pub. L. No. 91-547, § 20, 84 Stat. 1413, 1429 (1970).

[21] *See also Krinsk v. Fund Asset Mgmt.*, 875 F.2d 404, 413 n.5 (2d Cir. 1989) (leaving issue of whether "there exists generally a private right of action under section 12(b) . . . to another day"); *Bildstein v. Dreyfus/Laurel Funds, Inc.*, 1999 WL 177349, *3 n.1 (S.D.N.Y. Mar. 30, 1999) (same). The Supreme Court has never even found an implied right of action anywhere in the Act. *See Kamen v. Kemper Fin. Serv., Inc.*, 500 U.S. 90, 97 n.4 (1991).

the statute because management fees were not – but should have been – reduced following the implementation of the distribution fees, and alleged "economies of scale" were therefore not passed on to the funds. *See* Compl. ¶ 84. This claim is just complaining that fees are too high, confirming that plaintiffs' Section 12(b) claim "is a reincarnation of [plaintiffs'] 'excessive fee' argument, and thus is indistinguishable from the section 36(b) claim." *Krinsk*, 875 F.2d at 413. In fact, even plaintiffs recognize the interchangeability of their 12(b) and 36(b) counts by including the distribution fee claim as part of their 36(b) action. *See* Compl. ¶ 80. What is more, plaintiffs actually concede that defendants' exaction of a portion of the allegedly excessive fees – the purported "directed brokerage payments" – "violates Rule 12b-1 and §§ 12 *and 36(b)* of the ICA." Compl. ¶ 36 (emphasis added). So although plaintiffs label their claim an "unlawful distribution plan," the only issue raised is that fees are excessive. Compl. ¶¶ 82-87.

Where, as here, "the question is excessiveness of fees," the sole remedy within the ICA is Section 36(b). *Krinsk*, 654 F. Supp. at 1234; *Merine v. Prudential-Bache Util. Fund, Inc.*, 859 F. Supp. 715, 722 (S.D.N.Y. 1994). Indeed, were plaintiffs' 12(b) claim allowed, the procedural limitations of Section 36(b) – that damages, limited to the amount of the compensation, are recoverable only against the recipient of the compensation, and only for the one-year period before the action – would be circumvented. *Krinsk*, 875 F.2d at 413 (citing 15 U.S.C. § 80a-35(b)(3)); *see also Tarlov v. Paine Webber Cashfund, Inc.*, 559 F. Supp 429, 436-37 (D. Conn. 1983) (dismissing excessive fee claims brought under Sections 15 and 36(a) as an attempt to "avoid the express limits of Section 36(b)(3)"). Since "a plaintiff may not circumvent the procedural limitations of § 36(b), by dressing an identical claim for relief in the language of § 12(b)," *Krinsk*, 654 F. Supp. at 1234, plaintiffs' Section 12(b) claim should be dismissed.[22]

[22] Plaintiffs' Section 12(b) count fails for yet another reason. Under applicable Minnesota law, *see Kamen*, 500 U.S. at 97-99 (applying the state law under which the fund was organized), a claim is derivative where, as here,

IV. COUNTS II AND III OF THE COMPLAINT ASSERT AN "EXCESS PROFITS" THEORY OF LIABILITY NOT PROVIDED BY THE STATUTE.

In addition to the Complaint's shortcomings set forth above, Count II and part of Count III of the Complaint should be dismissed for the independent reason that they seek recovery on a theory of liability that does not exist under Section 36(b) of the ICA. While Count I asserts that AEFC violated the statute by charging excessive fees "disproportionate to the services rendered," Counts II and III aver that the defendants "have received and continue to receive *excess profits* attributable to extraordinary economies of scale." Compl. ¶ 75 (emphasis added); Compl. ¶ 80.

Section 36(b) provides a cause of action for excessive fees, but not for "excess profits." As discussed above, the statute is violated only where fees are so disproportionate to services rendered that they could not have been bargained at arm's length. Nowhere does the ICA allow an action based on the impact of such payments on the adviser's bottom line. Indeed, as a matter of common sense and economic reality, no necessary connection exists between "excessive fees" under the Act – *i.e.*, fees disproportionate to services rendered – and the adviser's or distributor's profits. Their profits will be determined by numerous variables, many of which will not involve whether the fees charged were proportionate to the services rendered in connection with those fees. The American Express Defendants respectfully request that the Court dismiss Count II and part of Count III because there is no "excess profits" cause of action under Section 36(b).

---

the conduct alleged does not inflict an injury on the plaintiffs "separate and distinct from all shareholders." *International Broad. Corp. v. Turner*, 734 F. Supp. 383, 392 (D. Minn. 1990). In a derivative action, plaintiffs must "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors . . . and, if necessary, from the shareholders or members," unless the complaint instead alleges "the reasons for the plaintiff's failure to obtain the action or for not making the effort." Fed. R. Civ. P. 23.1. A derivative action complaint also must satisfy the demand requirements of Minnesota law, where demand is "a condition precedent to a shareholder's derivative suit [that is] not lightly to be dispensed with." *Winter v. Farmers Educ. & Co-op Union*, 259 Minn. 257, 107 N.W.2d 226, 233-34 (1961). *See also Reimel v. MacFarlane*, 9 F. Supp. 2d 1062, 1065 (D. Minn. 1998). Because plaintiffs do not allege any attempt to satisfy the demand requirements of Rule 23.1 or Minnesota law, the count should be dismissed.

V. PLAINTIFFS' REQUEST TO DECLARE THE ADVISORY AND DISTRIBUTION AGREEMENTS "VOID AB INITIO" SHOULD BE STRICKEN BECAUSE IT IS NOT PROVIDED FOR IN THE STATUTE.

Finally, plaintiffs purport to seek an order declaring the agreements between the funds and the defendants "void ab initio." *See* Compl. ¶ 87. This prayer for relief should be stricken. Section 36(b) expressly delimits the form of relief available to shareholder plaintiffs – "the actual damages resulting from the breach of fiduciary duty," recoverable only against the recipient of the compensation, for a one-year period preceding the filing of an action. 15 U.S.C. § 80a-35(b)(3). Nowhere does the statute provide for the much broader relief of rescission of the agreements or a declaration that the agreements were "void ab initio." By including this request, plaintiffs apparently seek to extend the reach of the money damages they might recover beyond the statutory one-year period. Because there is no legal basis for such a maneuver, this prayer for relief should be stricken. *See Green v. Fund Asset Mgmt., L.P.*, 286 F. 682, 685 (3d Cir. 2002) ("§ 36(b) was intended to provide a very specific, narrow federal remedy").

CONCLUSION

For all the foregoing reasons, the American Express Defendants respectfully request that this Court dismiss with prejudice all claims against them in the Complaint.

Dated: December 21, 2004

Respectfully submitted,

s/Robert L. Schnell, Jr.

Robert L. Schnell, Jr. #97329
FAEGRE & BENSON LLP
90 South Seventh Street
Minneapolis, MN 55402
612-766-7225

John D. Donovan, Jr.
Robert A. Skinner
Chanel R. Dalal
ROPES & GRAY, LLP
One International Place
Boston, MA 02110
617-951-7000

M2:20680056.01

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MINNESOTA

JOHN GALLUS, D. ELAINE GALLUS, INA BLOOM, ALEXANDRIA IONE FALLER (A/K/A ALEXANDRIA IONE GRIFFIN), for use and benefit of AXP NEW DIMENSIONS FUND, AXP MUTUAL FUND, AXP PRECIOUS METALS FUND, AXP EQUITY SELECT FUND, AXP SMALL CAP ADVANTAGE FUND, AXP PARTNERS SMALL CAP VALUE FUND, AXP MID CAP VALUE FUND, AXP SMALL COMPANY INDEX FUND, AXP HIGH YIELD BOND FUND, AXP MANAGED ALLOCATION FUND, and AXP BLUE CHIP ADVANTAGE FUND, Plaintiffs, v. AMERICAN EXPRESS FINANCIAL CORPORATION, and AMERICAN EXPRESS FINANCIAL ADVISORS INC., Defendants.	Civil Action No. 0:04-cv-4498 Honorable Donovan W. Frank Magistrate Judge Janie S. Mayeron

PLAINTIFFS' MEMORANDUM IN RESPONSE TO DEFENDANTS' MOTION TO DISMISS

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PLAINTIFFS' MEMORANDUM IN RESPONSE TO DEFENDANTS' MOTION TO DISMISS

I. INTRODUCTION

American Express's motion to dismiss is plagued with blatant mischaracterizations of Plaintiffs' Complaint ("Compl."), subtle attempts to hold Plaintiffs to a heightened fact-pleading standard where none is required, and frequent references to materials outside the Complaint, turning this motion into one for summary judgment even though discovery is not yet underway. None of Defendants' arguments in support of their motion passes muster against the notice pleading standard applicable to Plaintiffs' Complaint. Indeed, at most, Defendants raise a number of factual issues thereby demonstrating the fundamental fallacy of their bringing a dispositive motion.

Plaintiffs are shareholders of 11 mutual funds (the "Funds") that are created, sold, advised, and managed by Defendant American Express Financial Advisors, Inc. and Defendant American Express Financial Corporation (collectively referred to as "American Express" or "Defendants"). American Express charges the Funds advisory and distribution fees based on a percentage of each Fund's net asset value. Since their inception, the Funds' assets have increased dramatically, resulting in fees that are disproportionately large in relationship to the services rendered to Plaintiffs and the Funds. In 2003 alone, the 11 Funds (and ultimately their shareholders) paid Defendants close to $300 million dollars in advisory and distribution fees. *See* Compl. ¶¶ 10, 27.

Plaintiffs have brought claims against Defendants pursuant to §§ 36(b) and 12(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. §§ 80a-35(b) and 80a-12(b). Plaintiffs allege that Defendants charged excessive fees and retained economies of scale in violation of their fiduciary duty owed to Plaintiffs and the Funds, and that they accepted excessive and inappropriate compensation pursuant to unlawful distribution plans.

II. ARGUMENT

A. The claims in the Complaint are governed by a notice pleading standard.

At the outset, Plaintiffs agree with Defendants that *Gartenberg v. Merrill Lynch Asset Mgt., Inc.*, 694 F. 2d 923, 928 (2d Cir. 1982) ("*Gartenberg*"), the seminal § 36(b) case, does not establish a pleading standard but, rather, provides a framework for analyzing whether an advisory fee violates § 36(b). However, Plaintiffs disagree with Defendants' implicit attempt to hold Plaintiffs to a heightened fact pleading standard.

Apparently recognizing that their frequent reference to "facts" supposedly missing from the Complaint resembles an argument in support of a fact pleading standard, Defendants make a transparent attempt at explaining why their position does not run afoul of the Supreme Court's recent pronouncement in *Swierkiewicz v. Sorema N.A.*, 534 U.S. 506, 513 (2002). Despite their statements to the contrary, the practical effect of Defendants' interpretation of the ICA jurisprudence would require Plaintiffs to prove their claims in the Complaint. The burden that American Express seeks to impose on Plaintiffs in this case is not only unrealistic, it is in direct contravention to the applicable standard under Federal Rules of Civil Procedure Rules 8(a) and 12(b)(6) and has been recently rejected:

> The defendants have pointed to several decisions in which courts dismissed a Section 36(b) claim for failure to state a claim. While recognizing that Rule 8's pleading standard is very liberal, these cases held that the complaints at issue were too conclusory to survive a motion to dismiss. Almost all of these cases preceded the Supreme Court's reminder in *Swierkiewicz* that a plaintiff need only give a plain statement of its claim and fair notice of the ground on which it rests.

Pfeiffer v. Bjurman, Barry & Associates, 2004 WL 19093075, *4 (S.D.N.Y. Aug. 26, 2004) (denying motion to dismiss § 36(b) claim).[1]

[1] This Court has rejected similar attempts to hold plaintiffs to a higher pleading standard where none is required. *See Maurice Sunderland Architecture, Inc. v. Simon*, 1993 WL 750859, *4 (D.Minn. Dec. 30, 1993) ("We think, in practical

A plaintiff must only plead facts sufficient to place defendants on notice of the claims against them, not prove her case in the complaint. *See Leatherman v. Tarrant County Narcotics Intelligence and Coordination Unit*, 507 U.S. 163, 168 (1993) (holding that heightened pleading contained in Federal Rule 9(b) does not extend to other claims). Notice pleading is the proper standard in *all* civil cases, save for a few exceptions not present here. *Swierkiewicz*, 534 U.S. at 513. Claims under the ICA are *not* one of the limited circumstances where a heightened pleading standard should be imposed. *See Richard Krantz*[2] *v. Fidelity Mgmt. & Research Co.,* 98 F.Supp.2d 150, 159 (D. Mass. 2000) (proceeding under "notice pleading standard" as to § 36(b) claim and refusing to dismiss).

Detailed facts, such as those that Defendants argue are lacking here, are not required.[3] *Conley v. Gibson*, 355 U.S. 41, 47 (1957) ("the Federal Rules ... do not require a claimant to set out in detail the facts upon which he bases his claim") (citing Fed. R. Civ. P. 8(a)(2)). Rather, Plaintiffs need only provide "a short and plain statement" of their claim so as to "'give the defendant fair notice of what the ... claim is and the grounds upon which it rests.'" *Swierkiewicz* 534 U.S. at 512 (quoting *Conley*, 355 U.S. at 47); *Gardner v. First American Title Ins. Co.*, 294 F.3d 991, 994 (8th Cir. 2002).

effect, that the argument of the Defendants has been soundly rejected by the holding of the Supreme Court in *Leatherman v. Tarrant County Narcotics Unit*, 507 U.S. 163 (1993). There, as here, the Defendant argued that the complexity of the underlying substantive law required a claim to be pled with a great degree of factual specificity .... The Court rejected that argument as incompatible with the requisites of 'notice pleading'.... Discovery is at its dawning, and we are unable to conclude that, as a matter of law, the course of that discovery will free the action of any genuine issues of material fact which would preclude ... summary resolution.")

[2] Plaintiffs cite two unrelated cases in which the plaintiff's last name is "Krantz." To avoid confusion, Plaintiffs refer to the cases as "*Richard Krantz*" and "*Sheldon Krantz*"

[3] Many of the "facts" that Defendants argue are lacking are uniquely within their knowledge. As discussed below, recognizing that mutual shareholders have not had access to critical information about the investment advisory fees charged to them and the funds, the SEC has recently promulgated a rule requiring certain publicly filed documents to include a detail discussion of certain factors relevant to the approval of investment advisory fees. Disclosure Regarding Approval of Investment Advisory Contracts by Directors of Investment Companies, 69 Fed. Reg. 39798, 2004 WL 1452698 (SEC 2004) [Attached as Exhibit A].

In ruling on a motion to dismiss under Rule 12(b)(6), all allegations of material fact in the complaint are taken as true and viewed in the light most favorable to Plaintiffs. *Stone Motor Co. v. General Motors Corp.*, 293 F.3d 456, 464 (8th Cir. 2002). A claim should not be dismissed "unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." *Conley*, 355 U.S. at 45-46. Thus, "[a] motion to dismiss should be granted, as a practical matter, only in the unusual case in which a plaintiff includes allegations that show on the face of the complaint that there is some insuperable bar to relief." *Frey v. City of Herculaneum*, 44 F.3d 667, 671 (8th Cir. 1995) (citations omitted); *Fusco v. Xerox Corp.*, 676 F.2d 332, 334 (8th Cir. 1982). "Moreover, ... where the proof is largely in the control of the defendant, 'dismissals prior to giving the plaintiff ample opportunity for discovery should be granted very sparingly.'" *Fusco v. Xerox Corp.*, 676 F.2d at 337 n. 7 (discussing dismissal in the context of antitrust cases) (citations omitted). As demonstrated below, Plaintiffs have exceeded the notice pleading standard and have alleged far more than what is sufficient to state legally cognizable claims against Defendants. Accordingly, Defendants' motion must be denied.

B. Defendants have improperly cited documents not referenced in the Complaint, effectively turning this motion to dismiss into a summary judgment motion.

In support of their motion to dismiss, Defendants have filed a declaration to which 17 exhibits are attached. Many of these exhibits are neither central to, nor referenced in, Plaintiffs' Complaint. Despite their arguments to the contrary, consideration of these materials turns Defendants' motion to dismiss into a motion for summary judgment. *See BJC Health System v. Columbia Casualty Co.*, 348 F.3d 685 (8th Cir. 2003). As in *BJC Health System*, the only purpose for which Defendants have attached these documents is to refute specific allegations in the complaint. *See id.* at 688. Moreover, as discussed below, throughout their brief, Defendants' arguments introduce a number of factual disputes, demonstrating that summary judgment is certainly not appropriate.

Plaintiffs have attempted to respond to Defendants' factual assertions. Importantly, however, discovery in this case has not yet begun. Thus, at the very least, Plaintiffs should be permitted to conduct discovery in order to refute the allegations in Defendants' motion. *See Layton v. United States*, 919 F.2d 1333, 1335-36 (8th Cir. 1990) (electing not to turn motion into one for summary judgment and noting that record was deficient and not ripe for summary judgment where discovery process had not even begun and factual contours of the case were undefined).

C. Plaintiffs have pled facts sufficient to demonstrate they are entitled to relief under the ICA.

Indisputably, "[a]n advisory fee violates Section 36(b) if it 'is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining.'" *Meyer v. Oppenheimer Mgmt. Corp.*, 895 F.2d 861, 866 (2d Cir. 1990) (quoting *Gartenberg v. Merrill Lynch Asset Mgt., Inc.*, 694 F. 2d 923, 928 (2d Cir. 1982)). The *Gartenberg* court identified several factors relevant to this determination: (1) the nature and quality of the services provided to the fund shareholders; (2) the profitability of the fund to the adviser-manager; (3) economies of scale in operating the fund as it grows larger; (4) comparative fee structures; (5) fall-out benefits, i.e., indirect profits to the adviser attributable in some way to the existence of the fund; and (6) the independence and conscientiousness of the directors. *Krinsk v. Fund Asset Mgmt, Inc.*, 875 F.2d 404, 409 (2d Cir. 1989) (citing *Gartenberg*, 694 F.2d at 929-30).

While nothing requires that all six factors be present in any given case, Plaintiffs' Complaint alleges a factual basis for each of the *Gartenberg* factors, thereby sufficiently alleging that the fees charged the Funds are so disproportionately large in comparison to the services rendered that they were not the result of arm's length bargaining.[4] *See, e.g.,* Compl. ¶¶ 15, 41-45 (alleging that although the nature of the services Defendants provide to the Funds *have remained essentially unchanged,* Defendants' costs in providing these services have *decreased* while Defendants' fees have *risen* at dramatic rates); Compl. ¶¶ 46-47 (alleging the enormous profitability of the Funds to Defendants is demonstrated by Defendants' full costs of providing advisory services and by the fact that Defendants' incremental costs of providing services to Plaintiffs are nominal); Compl. ¶¶ 16, 48-53 (alleging that Defendants are wrongfully retaining the benefits of economies of scale[5] as opposed to passing them on to Fund shareholders); Compl. ¶¶ 43, 54-56 (alleging that Defendants charge the Funds substantially higher fees than what *Defendants themselves* charge institutional clients (for identical advisory services); Compl. ¶¶ 57-62 (alleging that Defendants receive fall-out (i.e, indirect profits) through various channels); and Compl. ¶¶ 17, 63-69 (alleging that the Funds' directors failed to fulfill their duties to the Funds because Defendants have withheld (or the directors have failed to request) necessary information). Defendants censure Plaintiffs for crafting their Complaint to follow these factors; however, courts have explicitly criticized other plaintiffs for not alleging facts as to the *Gartenberg* factors. *See, e.g., Sheldon Krantz v. Prudential Investments Fund Mgmt. LLC,* 77 F.Supp.2d 559, 565 (D.N.J. 1999).

[4] Defendants disparage Plaintiffs for alleging some facts "on information and belief." *See* Def's Mem. in Supp. Mot. to Dismiss at 14. However, pleading on information and belief is perfectly acceptable under the Federal Rules, particularly "when the matters alleged are peculiarly within the knowledge of the defendant." 61A Am. Jur. 2d *Pleading* § 50. Indeed, commentators recognize that it is a practical necessity in certain instances. *See* Charles Alan Wright, et al., 5 Federal Practice & Procedure 3d §1224 ("Pleading on information and belief is a desirable and essential expedient when matters that are necessary to complete the statement of a claim are not within the knowledge of the plaintiff but he has sufficient data to justify interposing an allegation on the subject."). Contrary to Defendants' insinuations, alleging the facts on which the pleader's belief is found "seem[s] to be unnecessary and inconsistent with the philosophy of the federal pleading rules, except when the stricter pleading requirements of Rule 9 ... are involved or the matter pleaded in some way casts aspersions on the defendant's moral character." *Id.*

[5] In Count II, Plaintiffs have alleged that Defendants have realized and benefited from excess profits resulting from economies of scale created by market forces and Plaintiffs' payment of distribution fees. *See* Compl. ¶¶ 16, 23-24, 74-77.

To be sure, courts have upheld complaints alleging § 36(b) violations where plaintiffs have made a much lesser showing than Plaintiffs in this case. *See, e.g., Richard Krantz v. Fidelity Mgmt. & Research Co.*, 98 F.Supp.2d 150 (D. Mass. 2000) (denying motion to dismiss § 36(b) claim where plaintiff alleged facts concerning only four of the six *Gartenberg* factors). In *Richard Krantz*, the court upheld plaintiff's § 36(b) claim based primarily on the factual allegation that "the defendants did not pass savings on to the funds' investors that [Defendants] realized from economies of scale (*Gartenberg* factor 3) due to the enormous growth in assets under management as well as efficiencies caused by computer advances." *Richard Krantz*, 98 F.Supp.2d at 159. The court found particularly significant the plaintiff's allegation that "between 1985 and 1995 the total revenues of defendants *increased* as a percentage of the mutual fund assets under management." *Id.* Plaintiffs have made virtually identical allegations here. *See* Compl. ¶¶ 23, 52.

Similarly, in *Pfeiffer v. Bjurman, Barry & Associates, supra*, in declining to dismiss a §36(b) claim, the court found that "[i]t is unnecessary for the plaintiff to set forth evidentiary details to support [the] allegation [that the defendant's increased 12b-1 fees were not reasonably related to the services it performed for the Fund], or to support those elements of the *Gartenberg* test that may apply to promotion, distribution, and service fees." 2004 WL 19093075, *4.

1. Plaintiffs have alleged facts pertinent to the relationship between the fees and the services rendered by American Express.

In the cases on which Defendants rely, the courts were concerned that plaintiffs had not alleged "facts pertinent to [the] relationship between fees and services." *Sheldon Krantz*, 305 F.3d at 143; *Migdal*, 248 F.3d at 327; *see also Yampolsky*, 2004 WL 1065533, * 2. In contrast, Plaintiffs herein have made specific factual allegations relevant to the relationship between the fees charged and the services rendered by Defendants, which demonstrate that the advisory fees are disproportionately large compared to the services rendered to Plaintiffs and the Funds, including:

(1) that the nature of the services have remained essentially unchanged; yet, Defendants' costs for providing these services have decreased while their revenues have increased dramatically, (Compl. ¶¶ 15, 42); (2) that the economies of scale generated as a result of a tremendous growth in Fund assets have not been shared with Funds or their shareholders and, instead, have allowed Defendants to reap additional profits on top of their already excessive fees, (Compl. ¶¶ 16, 23, 52); and (3) that the advisory fees charged by Defendants to the Funds vastly exceed the fees Defendants *themselves* charge to other clients, such as institutional clients, who buy *virtually identical services* on a free market, (Compl. ¶¶ 7, 43, 56). These factual allegations alone provide an ample legal and factual basis for denying Defendants' motion.

2. In attacking Plaintiffs' Complaint, Defendants distort Plaintiffs' allegations (or ignore them completely) and raise numerous questions of fact which cannot be resolved in a motion to dismiss.

In an apparent effort to avoid Plaintiffs' claims, Defendants either read Plaintiffs' allegations in an unnecessarily narrow fashion or ignore them altogether. For example, Defendants contend that Plaintiffs have failed to allege the types of management services provided to the Funds. *See* Defs.' Mem. in Support of Mot. to Dismiss at 11-12. Yet the Complaint clearly alleges: "The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds." Compl. ¶ 41. "[T]he nature of the services Defendants rendered to the Funds has remained *unchanged* despite dramatic growth in the assets of the Funds and advisory revenues." Compl. ¶ 42 (emphasis added). Thus, Plaintiffs have made specific allegations regarding the type of services that Defendants provide and have alleged that these services have not changed throughout the relevant period.

Further, Defendants disparage Plaintiffs for not alleging the reason why the Funds have experienced a large growth in assets, but this criticism is misplaced as the reason is largely irrelevant. Regardless of why the assets have increased, as a result of that increase, Defendants are receiving significantly higher revenues in the form of fees though the nature of the services rendered in exchange for those fees has remained precisely the same.[6] This fact alone demonstrates that Defendants' fees are disproportionately large to the services rendered and are, indeed, excessive. Moreover, whether the assets have grown as a result of market forces or as a result of Defendants' distribution activity raises a factual issue that can be uncovered once discovery is underway.

Defendants also express their obvious disagreement with Plaintiffs' allegations regarding economies of scale, but this too presents a factual issue. In their Complaint, Plaintiffs allege that despite a dramatic growth in Fund assets, Plaintiffs have not benefited from economies of scale. As to the AXP New Dimensions Fund specifically, the assets have grown from $807 million to $14.9 *billion* dollars over the last 14 years, while the fees collected have actually increased at an even greater rate than the growth in assets. *See* Declaration of Stewart L. Brown ("Brown Decl.") [Attached as B]. While asset growth for the New Dimensions Fund was impressive, increasing by a factor of more than 18 times, fees charged annually grew even more, from less than $7.1 million in 1990, to $178 million in 2004, increasing by a factor of over 25 times. *See id.*

In an apparent attempt to refute the allegations that they have not passed on economies of scale, Defendants attach the Funds' Statements of Additional Information (documents neither referenced in, nor central to, Plaintiffs' Complaint) as evidence of the fee structure applicable to each Fund. *See* Defs.' Mem. in Support of Mot. to Dismiss at 12, fn. 10. Defendants question why the Complaint does not state whether the fee break points applicable to the Funds adequately account for the alleged economies of scale. *See* Defs.' Mem. in Support of Mot. to Dismiss at 12.

[6] To the extent that the assets grow due to market forces alone, Defendants can provide advisory services with zero increased costs because the services remain identical. Compl. ¶ 51.

First, however, the mere existence of a fee structure that employs break points at certain asset levels does not mean that economies of scale are adequately being passed on to Plaintiffs and the Funds. As described above, Plaintiffs allege fees have increased at a more rapid rate than assets; as such, regardless of the break point structure, Defendants are retaining economy of scale benefits for themselves rather than passing them on to shareholders in accordance with their fiduciary duties. At most, Defendants have created a question of fact as to whether these breakpoints adequately pass on the economies of scale generated as assets increase.

In addition, Defendants argue that if their fees are the same as (or less than) what other investment advisers charge for similar services "that compels the conclusion that [their] fees are proportionate to what the funds could otherwise obtain from an AEFC competitor" and are by definition "not disproportionately large." Defs.' Mem. in Support of Mot. to Dismiss at 10. This argument is completely illogical and out of touch with economic reality. Recognizing "the existence in most cases of an unseverable relationship between the adviser-manager and the fund it services", the court in *Gartenberg* stated:

> Competition between [funds] for shareholder business does not support an inference that competition must therefore also exist between adviser-managers for fund business. The former may be vigorous even though the latter is virtually non-existent. Each is governed by different forces. *Reliance on prevailing industry advisory fees will not satisfy § 36(b).*

694 F.2d 923.

The most relevant comparison is not what other advisors charge other funds or even what American Express charges its other funds; rather, the most salient inquiry is what Defendants will charge their other clients, who bargain with Defendants and negotiate fees, for identical services – precisely the comparison Plaintiffs have set forth in their Complaint. Indeed, the Securities and Exchange Commission (the "SEC") recently confirmed the relevancy of this comparison when it adopted a requirement that certain publicly available documents "will be required to indicate whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as ...other types of clients (e.g., pension funds and other institutional investors.)" 69 Fed. Reg. 39798, 39801-802 [Attached as Exhibit A]. Here, that comparison reveals the great disparity in what Defendants themselves are willing to charge on the open market versus what they charge the Funds, which for all practical purposes are captives of Defendants.[7]

Defendants attempt to downplay the importance of a comparison between the fees charged to the Funds and fees charged to Defendants' other clients. First, Defendants mistakenly assert that Plaintiffs do not allege that the services Defendants provide to their institutional clients are the same as those provided to the Funds. However, the Complaint plainly alleges that "[t]he pure investment advisory services Defendants provide to the Funds are identical to the investment advisory Defendants or their affiliates provide to other clients, such as institutional clients, and entail identical costs." Compl. ¶ 7. Second, relying on documents not referenced in the Complaint, Defendants argue that the advisory services provided to the Funds extend "beyond pure investment management," making the comparison irrelevant. *See* Defs.' Mem. in Support of Mot. to Dismiss at 4. Significantly, however, Defendants' own exhibits indicate that the expenses for the services they list are borne by the fund *in addition to* the management fee. *See* Defs.' Ex. C-M[8] ("Under the agreement, the Fund *also* pays ...."); Defs.' Ex. A at 5. Accordingly, a comparison of the management fee charged to the Funds with the management fee Defendants charge their other

[7] It is also illustrative of the quality of services provided to the Funds as it evinces Defendants' preference for their own financial interests at the expense of the Funds and their shareholders. *See* Compl. ¶ 43.

[8] For purposes of this brief, Plaintiffs refer to the exhibits to the Declaration of Robert Skinner, filed in support of Defendants' motion, as "Defs.' Ex.".

clients is an apples-to-apples comparison. *See* Compl. ¶ 54.[9] In any event, at most, Defendants' assertions raise another factual issue as to what services are performed in exchange for the fees Defendants receive from Plaintiffs and the Funds.

Without the benefit of any discovery, Plaintiffs do not have ready access to data regarding the fees Defendants charge to their other clients. Nevertheless, with only a dearth of information available to them, Plaintiffs allege that "Defendants and their affiliates routinely offer their services to institutional and other clients for fees much lower than the investment advisory fees they charge the Funds." Compl. ¶ 56. For instance, for the first $1 billion in assets, Defendants charge the AXP New Dimensions Fund, a large cap growth fund, a management fee of .60%. *See* Defs.' Ex. C at 33. By way of comparison, Defendants charged the Louisiana State Employee's Retirement System a fee equal to .23% annually to manage approximately $300 million in assets in the same large cap growth style. *See* Brown Decl. Similarly, Defendants charged the State of Alaska only .17% to manage approximately $ 500 million in assets in a large cap account. *See id.*[10] Thus, Defendants are able to manage portfolios in the same investment style for their institutional clients at a fraction of the price they charge Plaintiffs and the Funds, demonstrating that the fees charged to the Funds are disproportionately large to the services rendered by Defendants.

3. The other § 36(b) cases cited by Defendants provide no support for dismissing the Complaint.

[9] Defendants cannot cite any authority requiring this Court to ignore the compelling evidence of what Defendants charge their other clients for the same services on the open market. In the case upon which Defendants rely, *Strougo v. BEA Associates*, 188 F.Supp.2d 373, 384 (S.D.N.Y. 2002), there was no indication that the plaintiffs alleged, as Plaintiffs do here, that the services were the same. Interestingly, the plaintiff appealed the dismissal of his complaint and the case was ultimately settled while the appeal was pending. *See* Docket Report, Strougo v. BEA Associates, No. 1:98-cv-3725-RWS (S.D.N.Y.) [Attached as Exhibit C].

[10] Plaintiffs acknowledge that the cited data is a few years old; however, this fact underscores the need for discovery in this case.

In arguing that Plaintiffs have failed to plead facts proving they are entitled to relief under § 36(b), Defendants rely primarily on *Migdal*,[11] *Sheldon Krantz*, and *Yampolsky*. None of those cases, however, provides support for Defendants' position that the § 36(b) claims should be dismissed[12] because none of those complaints contains the level of detailed factual allegations that appear in Plaintiffs' Complaint. First, the *Migdal* court dismissed the complaint because it contained only conclusory allegations that amounted to nothing more than "the mere recitation of boilerplate statutory language." *Migdal*, 248 F.3d at 328. The plaintiffs' claim of excessive fees regarding two mutual funds was based on four allegations: (1) the amount of fees, (2) the fact that two or three similar funds charged lower fees while outperforming the funds at issue, (3) the fact that the funds at issue failed to meet their performance benchmarks, and (4) the fact that despite the funds' underperformance, the defendant/advisor's earnings increased by more than 20%. *See Migdal*, 248 F.3d at 327. The *Migdal* complaint did not identify, much less make a substantial factual showing, as to the *Gartenberg* factors. There was no mention of economies of scale, no discussion of the advisers' profitability, no mention of fall-out benefits, and only a very limited comparison of the fees at issue to fees charged to other funds and of the nature of the services rendered in exchange for the fees charged. *See* Migdal, Second Am. Compl. [Attached as Exhibit D]. In fact, the *Migdal* court explicitly criticized plaintiffs for failing to make allegations about the defendants' receipt of excess profits from economies of scale. *Migdal*, 248 F.3d at 327. On the other hand, here there is no such deficiency as Plaintiffs make express factual allegations that Defendants have benefited from economies of scale as the Funds have grown larger while services have remained the same, and that

[11] As a practical matter, *Migdal*, applied a heightened, fact pleading standard. To the extent that *Migdal* did stand for the proposition that fact pleading is required under § 36, the *Migdal* decision (2001) predates *Swierkiewicz*, which was decided in 2002, and has been effectively overruled as to that issue. *See Pfeiffer, supra,* at *4.

[12] Defendants also cite extensively the unreported opinion in *Millenco L.P. v. meVC Advisors, Inc.*, 2002 WL 31051604 (D. Del. 2002). However, in *Millenco*, the court denied the defendants' motion to dismiss the plaintiff's § 36(b) claim.

instead of passing these benefits on to the Funds, Defendants have retained them for themselves, extracting additional and excessive profits. *See, e.g.,* Compl. ¶¶ 15, 16, 74-77.

The complaint at issue in *Sheldon Krantz* was even more lacking in supporting factual allegations than the *Migdal* complaint. *See Sheldon Krantz*, First Am. Compl. ("*Sheldon Krantz* Compl.") [Attached as Exhibit E]. The *Sheldon Krantz* complaint focused almost exclusively on whether the "independent" directors' service on multiple boards renders them "interested" and whether, as a result, the contracts were unlawful under §§ 10(a) and 15(c) of the ICA. The entire § 36(b) excessive fee allegation essentially is stated in three sentences:

> Plaintiff alleges that none—much less 40%—of the members of the Fund's board are independent, as required by ICA Section 10(a). As a result, the Agreements were not properly negotiated at arm's-length and could not be properly approved as required by ICA Section 15(c). Consequently, the Fund has paid defendants' excessive fees pursuant to invalid, sweetheart contracts, thereby entitling plaintiff to seek recovery of those fees pursuant to ICA Section 36(b).

Sheldon Krantz Compl. ¶ 13. The complaint was utterly devoid of *any* facts demonstrating that the fees were disproportionate to the services rendered; instead, the excessive fee allegation was couched solely in terms of the directors' lack of independence. Indeed, the *Sheldon Krantz* complaint addressed only *one* of the six factors used to determine whether the fees charged were excessive. *Sheldon Krantz*, 77 F.Supp.2d at 565.

Yampolsky, upon which Defendants rely heavily, is similarly unhelpful to Defendants' position. In *Yampolsky*, the plaintiffs' claim of excessive fees was based simply on the underperformance of the funds at issue, the fees paid by the funds, and the independence of the directors. *See* 2004 WL 1065533 at *2. Importantly, as in *Migdal* and *Krantz*, the Yampolsky plaintiffs made no allegations regarding the retention of economies of scale, the relationship between the fees charged and services rendered, or what Defendants *themselves* charge for providing identical services to their other clients. *See* Defs.' Ex. P. While Defendants go to great lengths to liken Plaintiffs' Complaint to the one in *Yampolsky*, the fact that the two complaints share in common some quotes from industry critics, of course, does not render them similar enough to warrant dismissal of Plaintiffs' Complaint.

A side-by-side comparison of the Complaint in this case and the *Yampolsky* complaint reveals that Plaintiffs have exceeded the allegations at issue in *Yampolsky*. Nevertheless, it bears emphasizing that, without discovery, some of the missing facts that proved fatal to the *Yampolsky* complaint have been unavailable to shareholders. Significantly, in *Yampolsky*, the court faulted Plaintiffs for not making allegations about the actual fee negotiations. *See* 2004 WL 1065533 at *2. However, pleading such facts has been a practical impossibility because this type of information has not been publicly available. Indeed, recognizing that "[i]ncreased transparency with respect to investment advisory contracts, and fees paid for advisory services, will assist investors in making informed choices among funds and encourage fund boards to engage in vigorous and independent oversight of advisory contracts," the SEC recently promulgated a new rule (the compliance date of which has not even become effective for some funds) adopting enhanced shareholder disclosure rules. 69 Fed. Reg. 39798, 39799 [Attached as Exhibit A]. The enhancements "are intended to address [the SEC's] concerns that some funds do not provide adequate specificity regarding the board's basis for its decision." The rule requires a fund to include in certain publicly filed reports a discussion of "(1) The nature, extent, and quality of the services to be provided by the investment adviser; (2) the investment performance of the fund and the investment adviser; (3) the costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the fund; (4) the extent to which economies of scale would be realized as the fund grows; and (5) whether fee levels reflect these economies of scale for the benefit of fund investors." *Id.* at 39801. As the SEC recognized, this sort of detailed factual information regarding the board's approval of advisory fees generally has not been available in materials to which shareholders have access.

At any rate, Plaintiffs here have far surpassed the allegations held insufficient by the courts in *Sheldon Krantz, Migdal,* and *Yampolsky,* allegations more than sufficient to defeat Defendants' motion to dismiss the § 36(b) claims.

D. In Counts III and IV, Plaintiffs have pled sufficient facts to state claims that the distribution fees are excessive and the Distribution Plans, pursuant to which the fees are paid, are unlawful.

Defendants misinterpret the nature of Counts III and IV of the Complaint, both of which relate to 12b-1 distribution fees. The distribution fees pay for marketing programs used to attract new investors and sell fund shares in order to grow or stabilize Fund assets purportedly so that the Funds can benefit from economies of scale through reduced advisory fees. Compl. ¶ 11. In Count III, Plaintiffs allege that Defendants have breached their fiduciary duties under § 36(b) not only by receiving 12b-1 distribution fees that are themselves excessive, but also by using the distribution fees as a vehicle through which to extract additional compensation for their advisory services. On the other hand, as discussed below, Count IV alleges that Defendants have failed to comply with the mechanical requirements of Rule 12b-1, rendering the Distribution Plans unlawful – such that *any* fee paid pursuant to them is improper. Count IV is thus a "stand alone count," based on 12b-1 distribution fees separate from § 36(b). As discussed in more detail below, Counts III and IV are properly brought as separate and distinct counts and are not "redundant" as Defendants argue.

1. Plaintiffs have pled facts sufficient to allege that Defendants' distribution fees are excessive and enable Defendants to extract additional advisory compensation.

Assuming *arguendo* that the test for *proving* that a distribution fee violates §36(b) is whether the fee "is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining" *Gartenberg v. Merrill Lynch Asset Mgt., Inc.*, 694 F. 2d 923, 928 (2d Cir. 1982),[13] Plaintiffs have stated a claim under §36(b) for excessive distribution fees. The Complaint alleges that not only are the distribution fees themselves excessive and disproportionately large to the services rendered to the funds in exchange for those fees, but also that Defendants have used the distribution fees to "extract[] additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants." Compl. ¶ 21.

Defendants turn a blind eye to Plaintiffs' allegations regarding the distribution fees charged to shareholders and the Funds, proclaiming (albeit wrongly) that Plaintiffs have not discussed how the actual distribution services "clash" with the actual distribution fees charged. Defs.' Mem. in Support of Mot. to Dismiss at 19. The Complaint reveals otherwise. Specifically, Plaintiffs allege that in 2003, the shareholders of the Funds paid Defendants approximately $113 million in 12b-1 distribution fees (i.e., the actual fees). Compl. ¶ 27. Plaintiffs further allege that in exchange for $113 million, the shareholders and the Funds have received *no* benefit from Defendants' "marketing, selling, and distributing mutual fund shares to new shareholders" (i.e., the actual distribution services) (Compl. ¶ 11); instead, any rewards realized (i.e., economies of scale) have gone solely to Defendants (*See* Compl. ¶ 23, 25). Thus, in reality, the services rendered in exchange for the distribution fees are really services that benefit Defendants, not Plaintiffs and the

[13] Defendants advance the position that a *Gartenberg* analysis applies to both Counts III and IV. In no event could the *Gartenberg* framework apply to Count IV, which challenges the lawfulness of the Distribution Plans under which *any* fee is paid. To the extent that a *Gartenberg* analysis is applicable to Count III, Plaintiffs have clearly pleaded sufficient facts.

Funds. *See* Compl. ¶ 26 (discussing a recent report by a financial economist at the SEC, which found that 12b-1 plans provide "no apparent benefits" to shareholders of the fund). A $113 million fee in exchange for services of zero value to the Funds and their shareholders is indisputably a fee that is disproportionately large to the services rendered by the Defendants. To make matters worse, to the extent that Defendants' distribution activity has increased the assets in the Funds (a fact that may or may not be proven through discovery), Plaintiffs allege the distribution fees have actually increased Defendants' advisory fees as well because those fees are calculated as a percentage of the assets of the Funds. *See* Compl. ¶ 21. These allegations are more than sufficient to survive a motion to dismiss even under heightened standard that Defendants propose. *See Pfeiffer, supra*.

Defendants launch a barrage of other attacks on Plaintiffs' allegations regarding distribution fees, none of which has any merit. Defendants' first attack involves Plaintiffs' allegations about directed brokerage arrangements—a practice whereby Defendants direct the funds' brokerage business to firms and pay them above-market rates to promote Defendants' mutual funds over other funds. Compl. ¶ 45. Apparently misunderstanding the nature of Plaintiffs' allegation, Defendants seek refuge behind the effective date of a new SEC rule prohibiting directed brokerage arrangements and argue that "[P]laintiffs' allegations about earlier periods are irrelevant." Defs.' Mem. in Support of Mot. to Dismiss at 20. However, whether the SEC prohibits directed brokerage arrangements is not relevant to Plaintiffs' allegations. Under § 36(b), the relevant inquiry is whether Defendants breached their fiduciary duties owed to Plaintiffs and the Funds; a breach of fiduciary duty is not dependent upon the violation of an SEC rule. In any event, the primary import of Plaintiffs' allegation that Defendants participate in directed brokerage arrangements is related to the first *Gartenberg* factor (Nature and Quality of the Services), which Defendants criticize Plaintiffs for not addressing. Compl. ¶ 45. Plaintiffs' allegations regarding directed brokerage payments bear directly on the quality of the services provided to the Funds because Defendants' participation in directed brokerage arrangements evinces their willingness to put their financial interests above the financial interests of Plaintiffs and the Funds. Simply because Defendants' activities prior to the Rule's effective date might not subject Defendants to any action by the SEC certainly does not make such practices irrelevant for purposes of evaluating the nature and quality of the services Defendants provide to the Funds.[14] Nor does the rule negate the fact that such arrangements are impermissible under the Distribution Plans that Defendants entered into with the Funds.

Defendants' next argument, which seems to relate to Count IV of the Complaint, pertains to whether the Distribution Plans benefit the shareholders in the form of economies of scale or otherwise. Specifically, Defendants argue that Rule 12b-1 does not require that economies of scale be produced and that distribution fees are beneficial to shareholders for reasons other than the reduction of fees. However, it is the mutual fund industry that has long since touted economies of scale as the justification for distribution fees, (*See* Compl. ¶ 20), and while Rule 12b-1 does not explicitly require that economies of scale be generated, it is indisputable that the Rule requires the fund boards to determine that the Distribution Plans are beneficial to the Funds and their shareholders. *See* 17 C.F.R. § 12b-1(e). Plaintiffs have expressly alleged that the 12b-1 plans have inured no benefits to the shareholders and the Funds. Compl. ¶¶ 23, 25. Although Defendants clearly disagree with Plaintiffs' allegations, whether the Distribution Plans actually benefit Plaintiffs and the Funds is a factual dispute to be resolved at trial and has no bearing on a motion to dismiss.

[14] To the contrary, the new rule demonstrates that directed brokerage arrangements are, in fact, relevant to the quality of Defendants' services.

Finally, Defendants argue that since their distribution fees do not exceed a cap set by the National Association of Securities Dealers (the "NASD") and is in line with what others in the mutual fund industry are charging, Defendants' fees cannot be deemed excessive. Industry averages cannot insulate Defendants from liability. The fact that Defendants' fees are similar to what other mutual fund distributors are charging does not make Defendants' fees reasonable. *See supra* Part II.C.2. Similarly, the fact that the fees do not exceed the maximum allowable fee set by an NASD rule does not compel the conclusion that the fees are not excessive or that they are not a mechanism by which Defendants wrongfully extract additional compensation for advisory services. Indeed, this argument recently has been rejected. *See Pfeiffer, supra,* at *5 (rejecting virtually identical argument as to NASD Conduct Rule 2830(d)(2) and noting that "should the plaintiff succeed in showing that the fees were excessive when measured against the services rendered, the defendant will not be able to defeat that showing by arguing that they could have charged even more.") Moreover, regardless of whether the SEC has the authority to review and approve the NASD's rules, "[t]he NASD is a private organization, not an arm of the government." *Ford v. Hamilton Investments, Inc.* 29 F.3d 255, 259 (6th Cir. 1994) (citations omitted); *see also In re Prudential Securities, Inc.,* 795 F.Supp. 657, 659 (S.D.N.Y.1992) ("NASD rules are established and enforced by a private association and do not give rise to federal question jurisdiction"). As a result, Defendants' compliance with the NASD rule proves nothing.

2. Count IV challenges the lawfulness of the Distribution Plans, not merely the excessiveness of the fees collected pursuant to them.

Plaintiffs allege in Count IV that the Distribution Plans, implemented pursuant to Rule 12b-1, are *unlawful* and should not have been adopted initially, much less continued annually. Rule 12b-1 obligates the directors to "request and evaluate ... such information as may be reasonably necessary to a determination of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). For the Distribution Plans to be implemented initially, and then continued, the directors must conclude that they will benefit the company *and its shareholders.* 17 C.F.R. § 270.12b-1(e).

Defendants try to muddle the distinction between Count IV and Count III by arguing that in Count IV Plaintiffs are merely "complaining that the fees are too high," a claim Defendants believe is interchangeable with Count III. This demonstrates Defendants' misunderstanding of Count IV. In Count III, Plaintiffs allege that Defendants' receipt of 12b-1 fees violates their fiduciary duty with respect to receipt of compensation under § 36(b), not only because the 12b-1 fees are excessive but also because they serve as a means by which Defendants can extract additional compensation for advisory services. In contrast, the crux of Plaintiffs' §12(b) claim is simple: when re-approving the Funds' Distribution Plans year after year, the directors failed to obtain adequate information from which to determine whether any benefit would inure to the Funds and their shareholders as a result of the Plans. Thus, Count IV goes beyond the issue of excessive fees and alleges that the Distribution Plans have failed to comply with the requirements of Rule 12b-1, thereby making it impossible to accomplish what they were designed to do,[15] namely grow fund assets such that economies of scale would be generated and passed on to shareholders. In addition, Plaintiffs allege that the Distribution Plans do not comply with the mechanical requirements of Rule 12b-1, because the Funds' directors did not receive or request the information required to evaluate whether the Funds benefited from the Distribution Plans as required by Rule12b-1. Compl. ¶ 67 (c)-(d). Nevertheless, the Fund boards have continued to approve, year after year, continuation of the Distribution Plans in violation of *both* Rule 12b-1 and § 36(b). Compl. ¶ 25.

[15] As a financial economist at the SEC recently observed, shareholders obtain "no apparent benefits" from 12b-1 plans and that the 12b-1 fee "is not an efficient use of shareholder assets." Compl. ¶ 26.

Defendants reconstruct Plaintiffs' §12(b) claim in an attempt to reduce their exposure to damages. However, the issue in Count IV is *not* the excessiveness of fees, but rather the uselessness of the Distribution Plans and Defendants' (and the directors') failure to comply with the rules applicable to the Plans' adoption and continuation. In each of the cases cited by Defendants, the claims at issue were interpreted to be "excessive fee" claims. Citing *Krinsk v. Fund Asset Management, Inc.*, 875 F.2d 404 (2d Cir. 1989), Defendants argue that Count IV is really just an excessive fee claim that cannot be brought under § 12(b). However, *Krinsk* does not stand for the proposition that Plaintiffs cannot bring a separate § 12(b) claim; rather, *Krinsk* merely approved dismissal of a § 12(b) claim "*when the claim is indistinguishable from a § 36(b) claim*." *Id.* at 406 (emphasis added). Here, Plaintiffs have not simply reincarnated their excessive fee claim under § 36(b), but have instead brought an entirely distinct claim under § 12(b) relating to the *unlawfulness* of the Distribution Plans. Importantly, *Krinsk* explicitly left open the possibility that a claim "that the plan fails to conform to the mechanical requirement of Rule 12b-1(b) ... might give rise to a section 12(b) action independent of an action under section 36(b)." 875 F.2d at 413 n. 5.

Likewise, in *Merine v. Prudential-Bache Utility Fund, Inc.*, 859 F.Supp. 715, 723 (S.D.N.Y. 1994), the court found Plaintiffs' claim, brought under Sections 1(b)(2), 15, 17(h) and (i) of the ICA, "in essence, is that the fees he is charged are excessive because they are disproportionate to fees charged other shareholders" which the court deemed a "variation on a claim for 'excessive fees' under §36(b)." Similarly, in *Tarlov v. Paine Webber Cashfund, Inc.*, 559 F.Supp. 429 (D. Conn. 1983), the Court clearly interpreted the claims at issue to be excessive fee claims. *See* 559 F.Supp. 429 at 435 ("The task before this court, then, is to decide whether Congress intended to create private rights of action under Sections 1(b)(2), 15(a), 15(b), and 36(a) to correct the *payment of excessive fees* to an investment adviser.") (emphasis added).

Plaintiffs' claim that the Distribution Plans are unlawful advances a theory beyond one for the recovery of excessive fees and is properly brought under a section of the ICA other than § 36(b). *See Schuyt v. Rowe Price Prime Reserve Fund, Inc.*, 622 F.Supp. 169, 174 (S.D.N.Y. 1985) (finding complaint did "not allege solely that advisory fees paid by the Fund ... were excessive. The § 20(a) claim raised ... advances distinct factual allegations ... and seeks legal and equitable relief beyond the mere recapture of excessive advisory fees"); *see also Krinsk, supra*, (leaving open the possibility that a claim for a technical violation of 12b-1 might give rise to an independent action under § 12).

3. An implied private right of action exists under § 12(b).

In deciding whether a private right of action exists under a statute, "Congressional intent is the determining factor." *Wisdom v. First Midwest Bank*, 167 F.3d 402, 408 (8th Cir. 1999); *Christensen Hatch Farms, Inc. v. Peavey Co.*, 505 F.Supp. 903, 908 (D. Minn. 1981) ("The central inquiry is whether Congress intended to create, either expressly or by implication, a private cause of action."). "The Court first looks to the language of the statute itself, then to the legislative history." *McLachlan v. Simon*, 31 F.Supp.2d 731, 736 (N.D. Cal. 1998) (finding implied private right of action under § 36(a) of the ICA); *see Tallarico v. Trans world Airlines, Inc.*, 881 F.2d 566, 570 (8th Cir. 1989) (finding evidence in legislative history that Congress implicitly intended a private cause of action). "The absence of a statement of intent to create a remedy does not necessarily mean that no remedy is available." *First Pacific Bancorp, Inc. v. Helfer*, 224 F.3d 1117, 1121 (9th Cir. 2000).

Defendants' argument that no private right of action exists under § 12 is negated by the statutory language itself, Congress's own pronouncement as to the existence of private rights of action under the ICA, and the fact that, for decades, courts have routinely and consistently implied private rights of action under the ICA. Moreover, the position that Defendants advance would render worthless § 12(b) and Rule 12b-1 and the requirements imposed thereby, because there would be no way for injured shareholders to challenge a defendant's failure to comply with the mechanical requirements of § 12(b) or Rule 12b-1.

Congress has expressly and unambiguously said that investors, such as Plaintiffs, are among the class of intended beneficiaries of the ICA's protections:

> It is declared that the policy and purposes of this subchapter ... are to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and *the interest of investors.*

15 U.S.C. § 80a-1 (emphasis added).[16] The plain language of § 12 similarly demonstrates that shareholders are the intended beneficiaries of that section's protections:

> It shall be unlawful for any registered open-end investment company ... to act as distributor of securities of which it is the issuer ... in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public investor *or for the protection of investors.*

15 U.S.C. § 80a-12. *See also* 17 C.F.R. § 270.12b-1(e) (directors must "conclude ... that there is a reasonable likelihood that the [distribution plan] will benefit the company *and its shareholders)* (emphasis added).

Thus, § 12(b) and Rule 12b-1 focus on the individuals protected by the statute—shareholders—and hence support recognition of a private right of action. *See, e.g., Helfer*, 224 F.3d 1117, 1122-23 (9th Cir. 2000) (finding implied private right of action where "there is an explicit reference to the individuals for whose benefit the statute was enacted" and rejecting notion that placing shareholders on the same footing as the public in general eliminated the possibility that the statute was enacted for the benefit of the shareholders). In contrast, the statutes at issue in *Olmstead*

[16] Second, the ICA provides courts with jurisdiction over "all suit in equity and actions at law brought to enforce any liability or duty created by, or to enjoin any violation of [the Act] or the rules, regulations, or orders thereunder." 15 U.S.C. § 80a-43. Moreover, the phrase "suits in equity and actions at law" clearly anticipates suits and actions besides enforcement by the SEC, a fact implicit in the statute's statement that "[the SEC] may intervene as a party in any action or suit ... at any stage of such action or suit prior to final judgment therein." *Id.*

v. Pruco Life Insurance Co., 283 F.3d 429, 433 (2d Cir. 2002) did "not mention investors such as the plaintiffs" but rather "only describe[d] actions by insurance companies that are prohibited." Similarly, in *MEVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P.*, 260 F.Supp.2d 616 (S.D.N.Y. 2003), the statute at issue, §12(d)(1)(a), the ICA's antipyramiding provision, does not mention investors, much less focus on them.

The legislative history of the ICA only reinforces the notion that Congress intended implied private rights of action under the Act. For example, when Congress amended the ICA in 1980, the House Committee reported:

> The rationale for implying private rights of action under the securities laws beyond those actions expressly provided for had been well articulated by the Supreme Court when it observed that implied rights of action allowing shareholders to sue to remedy their losses would significantly assist the congressional goal of promoting fair corporate suffrage. But in recent years, the Supreme Court has turned its focus toward a strict construction of statutory language and expressed intent.
>
> *The Committee wishes to make plain that it expects the courts to imply private rights of action under this legislation where the plaintiff falls within the class protected by the statutory provision in question. Such a right would be consistent with and further Congress' intent in enacting that provision ....*

H.R. Rep. No. 1341, at 28-29 (1980), *reprinted in* 1980 U.S.C.C.A.N. 4800, 4810-11 (emphasis added). This not legislative "inaction;" this is an affirmative expression of Congress's intent that courts would continue to imply rights of action under existing sections of the ICA. *See Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Curran*, 456 U.S. 353, 378-79 (1982)") ("When Congress acts in a statutory context in which an implied private remedy has already been recognized by the courts, ... Congress need not have intended to create a new remedy, since one already existed; the question is whether to preserve the pre-existing remedy.")[17] Here, that answer is clearly answered by Congress's own words. *See* H.R. Rep. No. 1341; *see also* S. Rep. No. 91-184 (§36(b) "should

[17] The court in *Olmstead v. Pruco Life Insurance Co.*, 283 F.3d 429, 433 (2d Cir. 2002), upon which Defendants rely, was not persuaded by this legislative history; however, the provisions at issue in *Olmstead* were added to the ICA 16 years *after* the 1980 House Report.

not be read by implication to affect subsection (a)"). Indeed, courts have for decades implied private rights of action under various sections of the ICA.[18]

Defendants' argument that the creation of an explicit right under Section 36(b) confirms that Congress did not intend to authorize private suits under other sections of the Act cannot hold up. When Congress enacted § 36(b) in 1970, the Senate Report stated that the explicit creation of a private remedy under § 36(b) "should not be read by implication to affect subsection (a)," S. Rep. No. 91-184, at 16, *reprinted in* 1970 U.S.C.C.A.N. 4897, 4911, under which courts have been implying private rights of action for years. In addition, courts have specifically rejected arguments similar to the one advanced by Defendants. *See, e.g., Lessler*, 857 F.2d at 871 (amendments to the ICA did not negate previously recognized private rights of action); *Bancroft*, 825 F.2d at 735 (3d Cir. 1987) ("Inclusion of such an express private remedy has nothing to do with other sections of the Act, however, and in no way suggests a congressional intent to abolish established implied causes of action for their enforcement") (citing *Fogel*, 668 F.2d at 111); *Langer v. Brown*, 913 F.Supp. at 268 (presence of an express private right in one section (i.e., § 36(b)) does not negate an implied private right in another).

4. **Plaintiffs' § 12(b)** claim is a direct cause of action.

Defendants' final argument as to Plaintiffs' § 12(b) claim – which they relegate to a footnote – is that a claim under § 12(b) is derivative and Plaintiffs have not met the demand requirements.

[18] *See, e.g., Lessler v. Little*, 857 F.2d 866, 873 (1st Cir. 1988); *Bancroft Convertible Fund, Inc. v. Zico Investment Holding, Inc*, 825 F.2d 731, 733-36 (3d Cir. 1987); *Meyer v. Oppenheimer Mgmt. Corp.*, 764 F.2d 76, 86-88 (2d Cir. 1985); *Fogel v. Chestnutt*, 668 F.2d 100, 109-12 (2d Cir. 1981); *McLachlan v. Simon*, 31 F.Supp.2d 731, 736-37 (N.D. Cal. 1998); *Young v. Nationwide Life Insurance Co.*, 2 F.Supp.2d 914, 925 (S.D. Tex. 1998); *Langer v. Brown*, 913 F.Supp. 260, 267-70 (S.D.N.Y. 1996); *Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 916 F.Supp. 1343, 1349 (D.N.J. 1996); *In re Nuveen Fund Litig.*, No. 94 C 360, 1996 WL 328006, at *4-6 (N.D. Ill. Jun. 11, 1996); *Carr v. Equistar Offshore, Ltd.*, No. 94 CIV 5567, 1995 WL 562178, at * 14-15 (S.D.N.Y. Sept. 21, 1995); *In re ML-Lee Securities Litig.*, 848 F.Supp. 527, 538-40 (D. Del. 1994); *Dowling v. Narragansett Capital Corp.*, 735 F.Supp. 1105, 1114-16 (D.R.I. 1990); *Clemente Global Growth Fund, Inc. v .Pickens*, 705 F.Supp. 958, 963 (S.D.N.Y. 1989); *Krome v. Merrill Lynch & Co.*, 637 F.Supp. 910, 917-20 (S.D.N.Y. 1986).

Defendants, however, do not articulate why the claim is derivative. As discussed below, because the injuries suffered by Plaintiffs as a result of the Distribution Plans are not common to all shareholders and are not injuries suffered by the Funds, Plaintiffs have properly brought their § 12(b) claim as a direct action.

Whether a claim is direct or derivative is determined by the law of the state under which the entity is incorporated or organized. *See Kamen v. Kemper Fin. Servs. Inc.*, 500 U.S. 90 (1991). Where there is no injury to the corporate entity, the claim is direct. Under Minnesota law, "[a] derivative action is required when the shareholder has suffered a harm that is indistinct from the harm suffered by other shareholders or by the corporation itself." *Wenzel v. Mathies*, 542 N.W.2d 634, 640-41 (Minn. Ct. App. 1996) (citing *Arent v. Distribution Sciences, Inc.*, 975 F.2d 1370, 1374 (8th Cir. 1992)); 12B Fletcher Cyclopedia of Private Corp. § 5911 ("The action is derivative if the gravamen of the complaint is injury to the corporation.").

Unlike other entities, "[a] mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belongs to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977); *Galfand v. Chestnutt Corp.*, 545 F.2d 807, 808 (2d Cir. 1976); *see also In re Fidelity/Micron Securities Litigation*, 964 F. Supp. 539, 543 (D. Mass. 1997). A mutual fund issues "redeemable securities," the redemption price for which is "approximately the fractional value per share of the fund's net assets at the time of redemption." *United States v. Cartwright*, 411 U.S. 546, 547 (1973). The net asset value per share is computed at least daily "by taking the market value at the time of all portfolio securities, adding the value of other assets and subtracting liabilities, and dividing the result by the number of shares outstanding." *Id.* at 548, n. 3.

Because mutual fund shares are priced daily, each dollar of expense (including distribution fees) borne by the Funds is passed immediately through to Fund shareholders in the form of a deduction from the fund's net assets, and hence the net asset value per share. As recognized by the Senate Committee overseeing the passage of the Securities Law Enforcement Remedies Act of 1990, "[g]enerally, an investment company is a managed portfolio of liquid assets, with all the expenses passed on to shareholders." S.Rep. No. 337, at 17, 1990 WL 263550 (1990); *see In re Fidelity/Micron Securities Litigation*, 964 F.Supp. 539, 543-544 (1997). Thus, unlawful fees (such as those paid through the Distribution Plans) immediately and permanently injure fund shareholders, rather than the Funds themselves, on a dollar-for-dollar basis.[19] It follows then that shareholders possess the right to redress their injuries occasioned by the unlawful adoption and continuation of Distribution Plans. This is particularly true because, under Rule 12b-1, Distribution Plans must benefit not only the Funds but also *the Funds' shareholders* in order to be adopted. 17 C.F.R. § 270.12b-1(e).[20]

However, these injuries suffered by Plaintiffs as a result of the Distribution Plans are not of the same character to each shareholder. Unlike advisory fees, which are paid by each shareholder in proportion to the amount of shares he or she owns, 12b-1 fees are not paid by all investors of the Funds. In fact, depending on which class of share a shareholder chooses to purchase, he or she may pay a greater or lesser 12b-1 fee, and the amount of the fee paid by each shareholder is dependent upon the value of the shareholders' mutual fund account. For instance, while Class A, B and C

[19] That fees are in actuality paid for by the individual investors has been recognized by the General Accounting Office, which recommended to the SEC that it "require that the quarterly account statements that mutual fund investors receive include information on the specific dollar amount of each investor's share of the operating expenses that were deducted from the value of the shares they own." General Accounting Office, *Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives* (June 2000), Compl., Exhibit 3 at pages 1, 5.

[20] Where, as here, shareholders are meant to be the direct beneficiaries of payments under Distribution Plans established under Rule 12b-1, surely they individually have a right to complain when the payments are calculated to injure them.

shares pay a fee of .25 of 1% of the Fund's average daily net assets, Class Y shares do not.[21] *See, e.g.,* Defs.' Ex. C at 35. As a result, the injuries suffered by Plaintiffs are distinct from injuries suffered by other shareholders.

Because Plaintiffs' § 12(b) claim can be brought as a direct claim,[22] there is no requirement that Plaintiffs make a demand on the Funds' directors or that they plead demand futility. Consequently, Defendants' argument must be rejected.

E. Neither the dismissal of Counts II and III of the Complaint nor the striking of **Plaintiffs' prayer for declarat**ory relief is proper.

Defendants request that the Court dismiss Counts II and III of the Complaint for the independent reason that there is no statutory basis for the claims they assert. At the outset, it should be noted that Count III is not an "excess profits" claim. Rather, it asserts that Defendants' distribution fees are excessive and a mechanism by which Defendants obtain additional advisory compensation. In *Meyer v. Oppenheimer Mgmt. Corp.,* 764 F.2d 76 (2d Cir. 1985), the court expressly found that "[a] claim that payments made under Rule 12b-1 are excessive when combined with advisory fees, where both payments are made to "affiliated persons" of an investment adviser, is cognizable under section 36(b)." *See also Pfeiffer, supra.* Moreover, the fact that Defendants now deem Count III an "excess profits" claim is inconsistent with its earlier argument that the *Gartenberg* excessive fee test should apply to that claim.

Regardless of whether one or both of the Counts are "excess profits" claims, however, Defendants' argument that there is no statutory basis for those claims represents a fundamental

[21] The Funds have institutional shares (i.e., Class Y shares), ownership of which does not require the payment of 12b-1 fees at all.

[22] Other courts have held that claims pursuant to the ICA and common law are properly brought as direct actions. *See Dowling v. Narragansett Capital Corp.*, 735 F.Supp. 1105, 1113-14 (D.R.I. 1990); *Panfil v. Scudder Global Fund, Inc.*, No. 93 C 7430, 1993 WL 532537, * 4 (N.D. Ill. Dec. 20, 1993); *Mann v. Kemper Financial Companies, Inc.*, 618 N.E.2d 317, 327 (Ill. App. 1st Dist. 1992).

misperception that § 36(b) only provides a remedy for excessive fees. In point of fact, § 36(b) is not limited to excessive fee claims; instead, that section provides a cause of action "for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or the security holders thereof to such investment adviser or person." 15 U.S.C. § 80a-35(b). In any event, *Migdal*, on which Defendants rely throughout their brief, provides an implicit basis for Count II of Plaintiffs' Complaint. *See Migdal*, 248 F.3d at 327 (noting the importance of an allegation regarding "excess profits from economies of scale" in context of § 36(b)). Indeed, it is hard to understand why an adviser would not be liable for charging excessive fees in breach of its fiduciary duty where a fund advisor experiences extraordinary economies of scale in providing investment advisory services to a phenomenally growing asset base but retains the benefits of those economies by not passing them on to the shareholders of the fund in any meaningful way. This is precisely what Plaintiffs have alleged. Compl. ¶¶ 16, 52-53, 75-77. And nothing in *Gartenberg*, or any of the other cases relied upon by Defendants, would indicate that such a claim does not exist.

Finally, Defendants urge the Court to strike Plaintiffs' prayer for declaratory relief. Defendants' argument that the Court should strike Plaintiffs' prayer for relief declaring the advisory and distribution agreements between Defendants and the Funds *void ab initio* should be rejected. Such a request prior to trial should only be granted in the rarest of circumstances, which are not present here. *See, e.g., Lewis v. Byrnes*, 538 F.Supp. 1221, 1226 (S.D.N.Y. 1982). In this case, declaratory relief would be consistent with § 15 of the ICA, which makes it unlawful for an investment adviser or principal underwriter to serve in that capacity unless the investment advisory and distribution agreements are approved annually by the independent directors who have requested and been furnished with all information necessary to evaluate the terms of the contracts. *See* 15 U.S.C. § 80a-15(a), (b), & (c). Plaintiffs have alleged that the directors did not receive such information, which would indeed render the advisory agreements and the distribution agreements at issue in this case unlawful and, therefore, void. Compl. ¶¶ 17, 67. In addition such relief would be consistent with § 36(b)'s "broad remedial purpose." *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 541 (1984).

III. CONCLUSION

For the foregoing reasons, Plaintiffs respectfully request that the motion to dismiss be denied.

CHESTNUT & CAMBRONNE

Dated: January 18, 2005

By: s\ Karl L. Cambronne______________

Karl L. Cambronne
MN Bar No.. 14321
3700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
Telephone: (612) 339-7300
Fax: (612) 336-2940

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Fax: (206) 623-3384

Gary Gotto
Ron Kilgard
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
Telephone: (602) 248-0088
Fax: (602) 248-2822

Guy M. Burns, *pro hac vice*

Jonathan S. Coleman, *pro hac vice*
Becky Ferrell-Anton, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: (813) 225-2500
Fax: (813) 223-7118

Michael J. Brickman, *pro hac vice*
James C. Bradley, *pro hac vice*
Nina H. Fields, *pro hac vice*
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: (842) 727-6500
Fax: (842) 727-3103

Counsel for Plaintiffs